

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 September 2021
(Unaudited)

Asian Development Bank

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The Asia and the Pacific region has faced unprecedented economic and social challenges brought by the coronavirus disease (COVID-19) pandemic. In response, the Asian Development Bank (ADB) has taken major steps to assist its developing member countries (DMCs) through the $20 billion COVID-19 response package since April 2020. In addition, the $9 billion Asia Pacific Vaccine Access Facility (APVAX) was launched in December 2020, providing additional rapid and equitable support to help DMCs deliver effective and safe COVID-19 vaccines. As of 30 September 2021, ADB's cumulative COVID-19 response, including APVAX, achieved $20.9 billion commitments and $14.2 billion disbursements.

While ADB prioritizes COVID-19 response, it continues to implement Strategy 2030, its long-term corporate strategy. ADB will be flexible and agile in balancing operations between COVID-19 response, including vaccine access, and support for a green, resilient, and inclusive recovery.

Financial Results: Ordinary capital resources (OCR) reported net income of $442 million ($816 million – 2020) and allocable net income of $899 million ($745 million – 2020) for the nine months ended 30 September 2021. The net income decreased mainly due to the unrealized losses from fair value changes of financial instruments. The allocable net income, which excludes fair value changes of financial instruments, increased due to higher income from increased lending operations and decrease in provision for credit losses.

The OCR balance sheet continued to grow in line with its growing lending operations. Loans outstanding balance at 30 September 2021 was $134.2 billion, a $4.4 billion increase from $129.8 billion at 31 December 2020. Liquidity investments after swaps increased by $9.7 billion from $42.2 billion at the end of 2020 to $51.9 billion as of 30 September 2021. Borrowings after swaps increased by $18.3 billion to $142.9 billion at 30 September 2021 from $124.6 billion at the end of 2020. For the nine months ended 30 September 2021, ADB issued $31.9 billion bonds ($28.8 billion – 2020).

Reference Rate Transition: In preparation for the transition from London interbank offered rate (LIBOR) to an alternative reference rate, the ADB Board of Directors approved in July 2021 the change from the LIBOR to the Secured Overnight Financing Rate (SOFR) for US dollar-denominated loans and to the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. In September 2021, the Board approved the revised Ordinary Operations Loan Regulations for sovereign borrowers to implement the changes to ADB's financial loan product. These changes will take effect for new sovereign and new nonsovereign loans as of 1 January 2022. Existing sovereign loans will start the transition on and from 1 January 2022 and the existing nonsovereign loans must transition by 30 June 2023*.*

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I.   OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).[1] ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 nonregional members providing 36.6% of its capital.

In July 2018, ADB launched its long-term corporate strategy, Strategy 2030, which set the course for ADB's efforts to respond effectively to the region's changing needs. Under Strategy 2030, ADB's vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products, such as interest rate and cross currency swaps (including local currency swaps) to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

In response to the coronavirus disease (COVID-19) pandemic, ADB has taken major steps to assist its DMCs through the $20 billion COVID-19 response package. The $9 billion Asia Pacific Vaccine Access Facility (APVAX) was further launched in late 2020, providing additional rapid and equitable support to help DMCs deliver effective and safe COVID-19 vaccines. As of 30 September 2021, ADB's cumulative COVID-19 response including APVAX totaled $20.9 billion commitments and $14.2 billion disbursements.[2] The $20.9 billion cumulative commitments comprised of $15,095 million sovereign loans, $723 million nonsovereign loans, $4,276 million guarantees under the revolving programs[3], $145 million other debt securities, $489 million grants under Asian Development Fund (ADF), and $211 million grants and TA under other Special Funds. The $14.2 billion cumulative disbursements comprised of $12,891 million for sovereign loans, $770 million for nonsovereign loans, $114 million other debt securities, $358 million grants under ADF, and $110 million grants and TA under other Special Funds.

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[1] ADB. 1966. *Agreement Establishing the Asian Development Bank*. Manila.
[2] The figures are for OCR, ADF and other Special Funds. Other Special Funds include Technical Assistance Special Fund, Regional Cooperation and Integration Fund, Asia Pacific Disaster Response Fund and Financial Sector Development Partnership Special Fund.
[3] Revolving programs refer to Trade and Supply Chain Finance and Microfinance Risk Participation and Guarantee Programs.

II.   ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.   Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America, referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for equity method investments) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting. ADB uses allocable net income as its internal income measure under management reporting basis to manage its financial position, make financial management decisions, and monitor financial ratios and parameters. ADB's Charter stipulates that the Board of Governors shall determine the allocation of net income annually. The allocable net income reflects the net income available for allocation and is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account. The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments and from translation adjustments of non-functional currencies, and unrealized gains or losses on equity method investments.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

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For equity investments, ADB generally holds its investments until ADB's development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2021 is provided in the Appendix.

B. Selected Financial Data

Selected financial data are presented on statutory reporting and management reporting bases (Table 1). For the nine months ended 30 September 2021, return on average earning assets and return on equity increased under management reporting basis due to higher allocable net income. Under statutory reporting basis, the returns decreased due to lower net income mainly driven by the net unrealized losses from fair value changes of financial instruments. Return on loans, return on investments for liquidity purposes, and cost of borrowings have decreased, under both reporting bases, due to the lower average United States (US) dollar interest rates applicable during the period. Income and expenses are discussed in the Overall Financial Results section. Figure 1 shows the market interest rate trends.

Table 1: Selected Financial Data
(%, unless otherwise stated)

Item	30 September 2021	30 September 2020	31 December 2020
Operational Highlights ($ million)			
Loans, Guarantees, EI, and ODS Committed[a]	8,762	18,898	30,224
Loans, EI, and ODS Disbursements	11,677	15,926	22,708
Loans Principal Repayments and Prepayments	5,715	5,732	8,250
Loans, EI, and ODS Outstanding	136,345	126,489	132,054
Statutory Reporting Basis			
Net Income ($ million)	442	816	1,372
Return on Average Earning Assets[b]	0.39	0.61	0.83
Return on Equity[c]	1.33	1.88	2.60
Return on Loans — Operations[d]	1.33	2.42	2.16
Return on Investments for Liquidity Purpose[e]	1.42	1.69	1.72
Cost of Borrowings[f]	1.02	1.50	1.09
Management Reporting Basis[g]			
Allocable Net Income[h] ($ million)	899	745	1,132
Return on Average Earning Assets[b]	0.64	0.56	0.69
Return on Equity[c]	2.18	1.76	2.17
Return on Loans — Operations[d]	1.12	2.03	1.86
Return on Investments for Liquidity Purpose[e]	1.19	1.74	1.66
Cost of Borrowings[f]	0.35	1.45	1.19

EI = equity investments, ODS = other debt securities.
Note: All ratios are annualized and based on average monthly balances.

[a] Includes commitments under the revolving programs namely, the Trade and Supply Chain Finance and the Microfinance Risk Participation and Guarantee Program.

[b] Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c] Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.

[d] Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps.

[e] Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.

[f] Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.

[g] Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, proportionate share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h] Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

C.   Overall Financial Results

OCR reported net income of $442 million ($816 million – 2020) and allocable net income of $899 million ($745 million – 2020) for the nine months ended 30 September 2021. Table 2 presents the overall financial results for the nine months ended 30 September 2021 and 2020.

Table 2: Overall Financial Results for the Nine Months Ended 30 September
($ million)

Item	2021	2020	Change
Revenue from loans — operations[a]	**1,179**	**1,827**	**(648)**
Sovereign regular	542	1,155	(613)
Sovereign concessional	494	477	17
Nonsovereign	143	195	(52)
Revenue from investments for liquidity purpose	**428**	**549**	**(121)**
Interest	411	532	(121)
Realized gains on sale of investments	17	17	(0)
Revenue from equity investments — operations	**246**	**201**	**45**
Net realized gains[b]	126	186	(60)
Dividends and others	2	5	(3)
Realized (losses) gains on equity method investments[c]	(2)	23	(25)
Unrealized gains (losses) on equity method investments[c]	120	(13)	133
Revenue from guarantees — operations	**27**	**19**	**8**
Revenue from other debt securities — operations	**46**	**38**	**8**
Interest and others	28	38	(10)
Realized gains	18	–	18
Revenue from other sources	**42**	**30**	**12**
Borrowings and related expenses	**(355)**	**(1,198)**	**843**
Release of provision (Provision) for credit losses	**48**	**(228)**	**276**
Administrative expenses — OCR	**(605)**	**(480)**	**(125)**
Other expenses	**(10)**	**(7)**	**(3)**
Net unrealized (losses) gains	**(604)**	**65**	**(669)**
Fair value changes	(494)	257	(751)
Reclassification of unrealized gains on divested equity investments[d]	(111)	(190)	79
Translation adjustments of nonfunctional currencies	1	(2)	3
Net income	**442**	**816**	**(374)**
Appropriation of guarantee fees to special reserve	**(27)**	**(19)**	**(8)**
Net income after appropriation of guarantee fees to special reserve	**415**	**797**	**(382)**
Adjustments	**484**	**(52)**	**536**
Net unrealized losses (gains)	604	(65)	669
Unrealized (gains) losses on equity method investments[c]	(120)	13	(133)
Allocable net income	**899**	**745**	**154**

( ) = negative, – = nil, ADB = Asian Development Bank, OCR = ordinary capital resources.
Notes: 0 = less than $0.5 million.
[a] Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.

[b] Includes $127 million ($186 million – 2020) realized gains on disposal of equity investments, net of $1 million (nil – 2020) impairment loss on equity method investments.

[c] Pertains to ADB's proportionate share of gains or losses from equity method investments.

[d] Disposal of equity investments in 2021 resulted in reclassification of the unrealized gains up to 31 December 2020 of $111 million ($190 million – up to 31 December 2019) to realized gains. The realized gains up to the date of disposal in 2021 amounted to $127 million ($186 million – 2020).

Net income. Net income for the nine months ended 30 September 2021 decreased to $442 million, from $816 million reported in 2020, mainly due to the unrealized losses from fair value change of financial instruments. The realized gains on divested equity investments of $127 million in 2021 and $186 million in 2020 had a modest impact on net income as the periodic fair value changes ($111 million – 2021; $190 million – 2020) were recognized as unrealized gains in previous years.

Allocable net income.[1] OCR allocable net income for the nine months ended 30 September 2021 increased to $899 million, compared with the $745 million in 2020.

The change in net income and allocable net income were driven by the following factors.

- Revenue from loans decreased by $648 million primarily due to the $613 million decrease in revenue from sovereign regular OCR loans, mainly driven by the lower average United States (US) dollar London interbank offered rate (LIBOR) applied to the US dollar LIBOR-based loans (LBL) portfolio. The decrease was partially offset by the 17% increase in average outstanding loans (Figure 2),

- Revenue from investments for liquidity purpose decreased by $121 million mainly due to the lower return on US dollar investments,

- Revenue from equity investments, excluding unrealized gains/losses on equity method investments, decreased by $88 million ($126 million – 2021, $214 million – 2020) mainly due to the $60 million decrease in realized gains from divestment of equity investments,

- Borrowings and related expenses decreased by $843 million mainly due to the lower average US dollar LIBOR in 2021 (Figure 1),

- Provision for credit losses during the nine months ended 30 September 2021 decreased by $276 million. The decrease was due to the $48 million release of provision for credit losses in 2021, reflecting more stable macroeconomic environment, compared to the $228 million provision expense in 2020,

- Administrative expenses of OCR increased by $125 million primarily due to an $81 million increase in net periodic pension and postretirement medical benefit costs,

Figure 1: Selected US Dollar Interest Rates
(%)


3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
6-Month US Dollar LIBOR
3-Year US Dollar Swap Rate
2018
2019
2020
Q3 2021

LIBOR = London interbank offered rate, Q3 = third quarter, US = United States.

Figure 2: Average Outstanding Balances of Major Balance Sheet Items
($ million)


160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
120,163
140,398
41,644
47,358
110,324
134,478
Loans
Investments for Liquidity Purpose
Borrowings
Q3 2020
Q3 2021

Notes: Average balance after swaps, including the impact of fair value changes associated with related derivatives. Loans include unamortized net loan origination costs and allowances for credit losses. Investments for liquidity purpose include securities purchased under resale arrangements and securities transferred under repurchase agreements. Borrowings include accrued interest, payable under repurchase agreements, unamortized discount or premium and issuance expense.

[1] Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

- $604 million net unrealized losses for the nine months ended 30 September 2021 ($65 million net unrealized gains – 2020) was mainly from the fair value changes of borrowings and derivatives resulting from the refinement of the discounting method in the fair valuation model.

Table 3: Details of Net Unrealized Gains (Losses)
for the Nine Months Ended 30 September
($ million)

Item	2021	2020	Change
Fair value changes from:	**(494)**	**257**	**(751)**
Borrowings and related derivatives	(902)	(54)	(848)
Loans related derivatives	302	470	(168)
Investments related derivatives	106	(21)	127
Equity investments	(0)	(138)	138
Reclassification of unrealized gains on divested equity investment	**(111)**	**(190)**	**79**
Translation adjustments of nonfunctional currencies	**1**	**(2)**	**3**
Total	**(604)**	**65**	**(669)**

( ) = negative

Note: 0 = amount less than $0.5 million.

1. Loans

Loans — operations. ADB's OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consists of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

OCR offers lending products broadly in three modalities:

- Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

- Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in developing member countries. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targets sector-wide and economy-wide impact.

- Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

As of 30 September 2021, OCR's loans outstanding was $134,196 million ($129,788 million – 31 December 2020), of which $95,728 million were sovereign regular OCR loans ($91,280 million – 31 December 2020), $31,892 million were sovereign concessional OCR loans ($32,012 million – 31 December 2020) and $6,576 million were nonsovereign loans ($6,496 million – 31 December 2020). Table 4 shows OCR's loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 30 September 2021 and 31 December 2020
($ million)

| | Sovereign | | NSO[a] | Total |
	Regular	Concessional		
30 September 2021				
Project Loan	62,914	22,426	7,144	92,484
Policy-based Loan	29,180	9,247	–	38,427
Results-based Loan	3,486	538	–	4,024
Total Outstanding	95,580	32,211	7,144	134,935
Accounting adjustments[b]	210	(178)	(47)	(15)
	95,790	32,033	7,097	134,920
Allowance for credit losses on loans[c]	(62)	(141)	(521)	(724)
Loans Outstanding	**95,728**	**31,892**	**6,576**	**134,196**
31 December 2020				
Project Loan	60,476	22,307	7,072	89,855
Policy-based Loan	27,383	9,533	–	36,916
Results-based Loan	3,286	517	–	3,803
Total Outstanding	91,145	32,357	7,072	130,574
Accounting adjustments[b]	206	(196)	(51)	(41)
	91,351	32,161	7,021	130,533
Allowance for credit losses on loans[c]	(71)	(149)	(525)	(745)
Loans Outstanding	**91,280**	**32,012**	**6,496**	**129,788**

– = nil, ( ) = negative, NSO = nonsovereign, OCR = ordinary capital resources.

[a] Includes revolving programs of $106 million ($144 million – 31 December 2020)

[b] Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

[c] The allowance for credit losses on loans in 2021 and 2020 represent the lifetime expected credit loss.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to-maturity debt securities. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks to off-balance sheet exposure and records a liability for credit losses on undisbursed loan and certain other debt securities commitments, and guarantees.

As of 30 September 2021, total allowance for credit losses and liability for credit losses on off-balance sheet exposures slightly decreased to $902 million ($933 million – 31 December 2020), primarily attributed to the decrease in sovereign loan loss allowance due to the more stable macroeconomic environment. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5.

**Table 5: Summary of Allowance for Credit Losses and
Liability for Credit Losses on Off-Balance Sheet Exposures**
($ million)

Item	30 September 2021	31 December 2020
Allowance for credit losses on loans	**724**	**745**
Sovereign regular OCR loans	62	71
Sovereign concessional OCR loans[a]	141	149
Nonsovereign loans	521	525
Allowance for credit losses on other debt securities	**17**	**19**
Liability for credit losses on off-balance sheet exposures	**161**	**169**
Total[b]	**902**	**933**

OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a] Include allowance for heavily indebted poor countries debt relief ($43 million – 30 September 2021, $46 million – 31 December 2020).

[b] Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. As of 30 September 2021, there were five nonsovereign loans in non-accrual status with outstanding amount of $240 million, of which $23 million was overdue by more than 180 days (four nonsovereign loans with outstanding amount of $166 million, of which $11 million was overdue by more than 180 days – 31 December 2020). There were no outstanding sovereign loans in non-accrual status as of 30 September 2021 and 31 December 2020.

Summary of loan activities. Table 6 shows the summary of loan activities, comprising commitments, disbursements, and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the nine months ended 30 September 2021, the total OCR loan commitments was $6,534 million ($16,607 million – 2020). The $10,073 million or 61% decrease in commitments is mainly from the decrease in sovereign loan commitments. The total loan disbursements during the nine months ended 30 September 2021 decreased by 26% to $11,520 million from the $15,606 million during the same period in 2020. The decrease is mainly attributed to the large loan commitments and disbursements OCR provided for COVID-19 response in 2020 (Table 7).

**Table 6: Summary of Loan Activities
for the Nine Months Ended 30 September**
($ million)

Item	Sovereign								Nonsovereign			TOTAL (A+B+C)
	Regular				Concessional							
	Project	Policy-Based	Results-Based	Total (A)	Project	Policy-Based	Results-Based	Total (B)	Project	TFP, SCFP, and MFP[a]	Total (C)	
2021												
Commitments[b]												
Amount	3,801	755	–	**4,556**	1,347	20	–	**1,367**	471	140	**611**	**6,534**
Number	18	4	–	**22**	9	1	–	**10**	16	844	**860**	**892**
Disbursements	4,762	3,628	319	**8,709**	1,605	150	31	**1,786**	836	189	**1,025**	**11,520**
Repayments[c]	2,146	1,228	87	**3,461**	1,050	314	6	**1,370**	658	226	**884**	**5,715**
2020												
Commitments[b]												
Amount	4,069	9,362	295	**13,726**	705	1,440	–	**2,145**	496	240	**736**	**16,607**
Number	22	23	1	**46**	13	11	–	**24**	16	288	**304**	**374**
Disbursements	3,597	7,879	299	**11,775**	915	1,391	36	**2,342**	1,225	264	**1,489**	**15,606**
Repayments[c]	1,942	1,711	18	**3,671**	971	261	3	**1,235**	615	211	**826**	**5,732**

– = nil, MFP = Microfinance Program, OCR = ordinary capital resources, Q3 = third quarter, SCFP = Supply Chain Finance Program, TFP = Trade Finance Program.

[a] Pertains to loans from ADB's revolving programs: the TFP, SCFP and MFP. The Q3 2020 commitments were restated to include nonsovereign loans under the revolving programs. Excluding $2,063 million ($1,958 million – 2020) guarantee commitments under the revolving programs. Commitments for nonsovereign loans under the revolving programs are net of risk transfer and comprise $138 million short term ($240 million – 2020) and $2 million long term (nil – 2020) programs. Disbursements for nonsovereign loans under the revolving programs were included in the disbursements reported in 2020 and continue to be reported as part of the nonsovereign program loan disbursements.

[b] Based on exchange rates at loan signing date.

[c] Includes prepayment of $8 million for two sovereign regular OCR loan and $28 million for four nonsovereign loans for the nine months ended 30 September 2021 ($22 millon for one sovereign regular OCR loan and $117 million for 14 nonsovereign loans – 2020). Amounts are based on the United States dollar equivalent as of receipt of payment.

Table 7 shows the summary of OCR loans for COVID-19 response, comprising commitments and disbursements for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans for the nine months ended 30 September 2021. The $2,599 million commitments include $1,029 million commitments for regular OCR loans and $1,145 million concessional OCR loans under the APVAX and no commitments under the COVID-19 pandemic response option (CPRO). The $3,989 million disbursements include $1,125 million disbursements under the CPRO and $1,551 million under the APVAX.

**Table 7: Summary of OCR Loans for COVID-19 Response
for the Nine Months Ended 30 September**
($ million)

Item	Sovereign		Nonsovereign		Total
	Regular	Concessional	Project	TFP, SCFP, and MFP	
2021					
Commitments[a]	1,212[b]	1,181[b]	66	140[c]	2,599
Disbursements[d]	2,665[e]	947[e]	188	189	3,989
2020					
Commitments[a]	8,827	1,286	99	134[c]	10,346
Disbursements[d]	6,582	895	41	155	7,673

APVAX = Asia Pacific Vaccine Access Facility, COVID-19 = coronavirus disease, MFP = Microfinance Program, OCR = ordinary capital resources, SCFP = Supply Chain Finance Program, TFP = Trade Finance Program.

[a] Amounts are based on the United States dollar equivalent at the time of loan signing.

[b] Includes commitments under the APVAX of $1,029 million for regular OCR loans and $1,145 million for concessional OCR loans. Excludes 2020 committed project for COVID-19 response that was partially repurposed for APVAX.

[c] Commitments for nonsovereign loans under the revolving programs are net of risk transfer. Excluding $2,058 million ($1,408 million - 2020) guarantee commitments under the revolving programs.

[d] Includes disbursements for loans repurposed to COVID-19 response.

[e] Includes disbursements under APVAX of $753 million for regular loans and $798 million for concessional OCR loans.

Loan products. ADB's available loan products are the LIBOR-based loan (LBL) and the local currency loan (LCL). The LBL is the primary loan product for OCR sovereign and nonsovereign operations. The LBL is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt.

ADB provides sovereign OCR borrowers of LBLs with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding. For the nine months ended 30 September 2021, ADB effected five interest rate conversions from floating to fixed rate totaling $655 million (three interest rate conversion amounting to $454 million – 2020); and six interest rate and currency conversions totaling $1,022 million (eight interest rate and currency conversions totaling $3,651 million – 2020). There were no currency conversions effected during the nine months ended 30 September 2021 (two currency conversions amounting to $390 million – 2020).

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can intermediate. As of 30 September 2021, total outstanding LCLs was $1,567 million ($1,358 million – 31 December 2020). In addition to the LBL and LCL, effective 1 January 2017, the concessional loans were transferred from ADF to OCR and continued on the same terms and conditions as previously provided to ADF countries.

Sovereign regular OCR loan terms. LBLs carry a floating lending rate that comprises a funding cost margin over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at the request of the borrower. If the floating lending rate for a given interest reset date yields a negative rate, the lending rate is fixed at zero. LCLs may be made on a floating rate basis with an effective contractual spread, and typically reset every 6 months. The cost-base rate of an LCL is determined by its financing mode. The lending rates for pool-based single currency loans are based on the previous semester's average cost of borrowing.[5] Table 8 shows the summary of charges on sovereign regular OCR LIBOR-based and local currency loans as of 30 September 2021.

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[5] The pool-based single currency loan (PSCL) effective contractual spread is 60 basis points. On 19 November 2020, the Board Directors approved, for borrowers of US dollar PSCLs that do not have arrears with ADB, the continuation of the waiver of 20 basis points of the lending spread for all interest periods commencing from 1 January 2021 to 31 December 2021.

Table 8: Summary of Charges on Sovereign Regular OCR LIBOR-based and Local Currency Loans as of 30 September 2021
(basis point)

Item	Approved on or after 1 January 2021	Negotiated from 1 October 2007 to 31 December 2020	Negotiated prior to 1 October 2007	CSF and SPBL	CPRO
A. Cost Base Rate	6-month LIBOR				
B. Lending Spread[a]					
1. Contractual spread			60	200	50
a. Negotiated 1 October 2007–30 June 2010	20				
b. Negotiated 1 July 2010–30 June 2011	30				
c. Negotiated 1 July 2011–31 December 2013	40				
d. Negotiated on or after 1 January 2014	50				
C. Maturity Premium[b]					
1. Average loan maturity of < or = 9 years	0	0			
2. Average loan maturity of >9 years up to 13 years	0 – 40	0			
3. Average loan maturity of >13 years up to 16 years	0 – 50	10			
4. Average loan maturity of >16 years up to 19 years	0 – 75	20			
D. Surcharge or (Rebate)[c]					
1. US dollar	1		1	8	13
2. Yen	(38)		(38)		
3. Euro	2				(2)
4. New Zealand dollar	47				47
E. Commitment Charges[d]	15			75	15

( ) = negative, APVAX = Asia Pacific Vaccine Access Facility, COVID-19 = coronavirus disease, CPRO = COVID-19 pandemic response option, CSF = Countercyclical Support Facility, LBL = LIBOR-based loan, LCL = local currency loan, LIBOR = London interbank offered rate, OCR = ordinary capital resources, SPBL = special policy-based loan, US = United States.

[a] The current LBL and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to LBL terms.

[b] For LBLs and LCLs for which formal loan negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of LBLs and LCLs. As of 30 September 2021, 321 committed loans totaling $54,547 million (312 committed loans totaling $52,613 million – 31 December 2020) were subject to maturity premium. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium will be applied for the life of a loan regardless of country group changes during the tenor of the loan. The existing stock of regular OCR sovereign lending operations will not be amended to reflect the new financing terms.

[c] To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin above or below six-month LIBOR to its borrowers through a surcharge or rebate. The rebates or surcharges are passed on to borrowers by incorporating them into the interest rate for the succeeding interest period. Rebates or surcharges for all LBLs are determined in January and July every year on the basis of the actual average funding cost under or over LIBOR for the preceding 6 months. The information presented is applicable for 1 July to 31 December 2021. APVAX will follow the rebate/surcharge rates applicable to LBL pool.

[d] The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. Charges begin to accrue when the loan becomes effective. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 0.25% or 0.10% of the committed loan amount depending on contingent disaster financing option.

Sovereign concessional OCR loan terms. ADB offers sovereign concessional OCR loans to eligible DMCs. Table 9 shows the summary of lending terms on currently available sovereign concessional OCR loans.

Table 9: Sovereign Concessional OCR Loan Terms
as of 30 September 2021

Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countries[b, c]	Emergency Assistance
A. Maturity (years)	24 – 32	25	40
B. Grace period (years)	8	5	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%
E. Principal repayment			
1. First 10 years after the grace period	Equal	Equal	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]

COVID-19 = coronavirus disease, OCR = ordinary capital resources.

Note: Sovereign concessional OCR loans under the COVID-19 pandemic response option have the same lending terms as those for standard policy-based loans.

[a] Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.

[b] Countries that are eligible for both sovereign regular and concessional OCR loans.

[c] Applicable for projects with loan negotiations completed on or after 1 January 2013.

[d] Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

Currency choices. The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB's LIBOR-based product and in the SDR basket, subject to ADB's confirmation of the availability of such currency. As of 30 September 2021, over 96% (95% – 31 December 2020) of sovereign concessional OCR loans were in SDR and US dollars.

Price diversification: For new regular OCR loans that are approved by the ADB Board of Directors on or after 1 January 2021, a new pricing structure[6] was implemented to diversify the current flat pricing structure offered to regular OCR-only borrowing countries in different stages of development. More vulnerable countries, such as small island developing states and countries that have lost access to concessional assistance, are given more favorable terms.

The new pricing structure uses a range of maturity premium for regular OCR sovereign lending operations in regular OCR-only borrowing countries. OCR blend countries are not affected by the proposed diversification of ADB financing terms. The new maturity premium is applied for the entire life of a loan regardless of country group changes during the tenor of the loan. The existing stock of regular OCR sovereign lending operations is not amended to reflect the new financing terms.

Nonsovereign loan terms. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination.

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[6] ADB 2019. *Diversification of Financing Terms for Regular Ordinary Capital Resources Sovereign Lending Operations under Strategy 2030*, Manila.

Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance. LCLs are priced based on relevant local currency funding benchmarks or ADB's funding costs and a credit spread.

2. Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $51,911 million as of 30 September 2021 ($42,159 million – 31 December 2020). The increase was mainly attributed to the additional borrowings during the first nine months of the year to prefund net cash requirements. ADB's liquidity investment portfolio primarily consists of high-quality liquid fixed income investments. For the nine months ended 30 September 2021, the overall rate of return under the management reporting basis decreased to 1.19% from 1.74% during the same period in 2020.

3. Borrowings

OCR borrowings after swaps as of 30 September 2021 amounted to $142,858 million ($124,606 million – 31 December 2020). The average cost of borrowings after swaps for the nine months ended 30 September 2021 was 0.35% under the management reporting basis (1.45% – 2020). For the nine months ended 30 September 2021, ADB issued $30,414 million in new medium- and long-term bonds ($28,817 million – 2020), $1,506 million in short-term bonds (nil – 2020), and $16,357 million in short-term funds under its Euro-Commercial Paper Programme ($12,932 million – 2020).

D. Equity and Headrooms

As of 30 September 2021, ADB's total authorized capital of 10,639,083 shares valued at $150,388 million was fully subscribed, which consisted of $7,536 million paid-in and $142,852 million callable capital. The details of ADB's equity as of 30 September 2021 and 31 December 2020 are shown in Table 10.

Table 10: Details of Equity
as of 30 September 2021 and 31 December 2020
($ million)

	30 September 2021	31 December 2020
Authorized (SDR106,391)		
Subscribed (SDR106,391)	150,388	153,232
Less: Callable capital subscribed	142,852	145,553
Paid-in capital subscribed	7,536	7,679
Less: Other adjustments[a]	84	113
	7,452	7,566
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	13,851	14,323
Total Equity	52,051	52,637

ADF = Asian Development Fund, SDR = special drawing rights.

[a] Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b] The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.

[c] Includes ordinary reserve, special reserve, surplus, cumulative revaluation adjustments and net income after appropriation less net notional amounts required to maintain value of currency holdings and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

Paid-in capital. ADB's paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2021 and 2020, the Board of Governors approved the allocation of OCR's net income for 2020 and 2019, respectively, as shown in Table 11.

Table 11: Allocation of OCR Net Income[a]
($ million)

	For the year ended	
	2020	2019
Net Income	1,372	1,554
Adjustment to cumulative revaluation adjustments	(213)	(461)
Appropriation of guarantee fees to special reserve	(27)	(24)
Allocable net income	1,132	1,069
Allocation to ordinary reserve	734	616
Allocation to special funds		
Asian Development Fund	292	259
Technical Assistance Special Fund	90	130
Asia Pacific Disaster Response Fund	15	10
Regional Cooperation and Integration Fund	–	30
Climate Change Fund	–	24
Total Allocated Net Income	1,132	1,069

( ) = negative, – = nil, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

[a] Allocation of net income is done every May of the following year.

Headrooms. ADB's lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, disbursed other debt securities, related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. The Charter allows the use of OCR for equity investments up to 10% of ADB's unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves.

As of 30 September 2021, ADB's lending headroom was $59,043 million ($67,067 million – 31 December 2020), representing 70% utilization of the lending authority. Equity investment headroom was $3,419 million ($3,413 million – 31 December 2020), representing 30% utilization of the ceiling.

E. Capital Adequacy

ADB's capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB's AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB's ability to lend even during crises.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury counterparty risk, operational risk, pension risk, currency risk, and risk buffer for noncredit risk. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

The current CUR is 73.7% as of 30 September 2021 (69.1% – 31 December 2020). This means that ADB is well capitalized in relation to its balance sheet and planned operations.

F.   Other Developments

Organizational resilience. ADB's organizational resilience framework establishes the governance structure and optimizes the use of key resources—people, premises, information technology, business data and processes and supply chain—to enable ADB to prepare for and respond to disruption-related risks and strengthen its capacity to maintain operations. Its business continuity plans are reviewed and tested regularly to ensure the continuity of critical operations, systems, and processes during disruptions.

In response to COVID-19 pandemic, ADB implemented protective measures guided by the Pandemic Crisis Management Team including expanding work-from-home arrangements, enhancing security procedures and strengthening information dissemination channels. ADB's efforts in establishing detailed business continuity protocols enabled it to respond effectively to the COVID-19 crisis and sustain operations. All critical functions are operating effectively as ADB continues to provide resources to support its DMCs. ADB will continuously monitor and address organizational resilience challenges in light of the developing COVID-19 pandemic situation.

Reference Rate Transition. In July 2017, the United Kingdom's (UK) Financial Conduct Authority (FCA) announced that it would no longer compel banks to submit rates for LIBOR beyond 2021, signaling uncertainty about the future sustainability of LIBOR. As a result of the announcement, financial institutions that are exposed to LIBOR need to transition to alternative reference rates (ARR) to avoid disruption when publication of LIBOR ceases.

ADB is exposed to LIBOR across various financial modalities. The most significant is the LIBOR-based loan product, which is ADB's main lending product for regular OCR loans, and the borrowings and swaps that are issued to fund these loans. ADB offers its sovereign regular OCR loan borrowers LIBOR-based loans with a floating interest rate based on the 6-month LIBOR, plus an effective contractual spread and, where applicable, a maturity premium fixed over the life of the loan. The cost base rate is 6-month LIBOR for US dollar and yen, and 6-month Euribor for euro-denominated loans. ADB also offers its nonsovereign borrowers LIBOR-based loans.

In July 2021, the ADB Board of Directors approved the change from the LIBOR to the Secured Overnight Financing Rate (SOFR) for US dollar-denominated loans and to the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. In September 2021, the Board approved the revised Ordinary Operations Loan Regulations for sovereign borrowers to implement the changes to ADB's financial loan product. These changes will take effect for new sovereign and new nonsovereign loans as of 1 January 2022. Existing sovereign loans will start the transition on and from 1 January 2022 and the existing nonsovereign loans must transition by 30 June 2023.

ADB has undertaken outreach programs for borrowers for a smooth transition to ARR. ADB has considered operational, legal, and financial risks to prudently manage the transition process.

III. SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with accounting principles generally accepted in the United States of America.

A. Asian Development Fund

The ADF was established in 1974 to mobilize concessional resources for the poorest, least developed, and vulnerable members of ADB. The ADF was initially a concessional lending facility and grant operations were introduced in 2005. The ADF has received contributions from 34 donors (regional and nonregional) to date. Cofinancing with bilateral and multilateral development partners complements ADF resources. With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation.

ADF 13 Replenishment. In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF. The $4.1 billion replenishment provides grant financing to eligible recipients from 2021 to 2024.[7] The ADF 13 became effective on 8 June 2021. As of 30 September 2021, ADB received instruments of contributions from 28 donors totaling $2,166 million, which represents 92% of the total ADF and TASF donor contribution commitment amounting to $2,357 million.[8]

Contributed resources. The balance of the commitment authority available for commitment as of 30 September 2021 was $1,187 million ($618 million – 31 December 2020) equivalent.[9]

In May 2021, the Board of Governors approved the transfer of $292 million to the ADF as part of OCR's 2020 net income allocation ($259 million – 2020).

Investments for liquidity purpose. The ADF investment portfolio totaled $4,737 million as of 30 September 2021 compared with $4,122 million at the end of 2020.[10] As of 30 September 2021, about 15% of the portfolio was invested in time deposits (4% – 31 December 2020) and 85% in fixed-income securities (96% – 31 December 2020). The rate of return on ADF investments, excluding unrealized gains and losses, was 1.62% (1.88% – 2020).

Grants. Grants are recognized as expenses in the financial statements upon effectivity, when the agreements are signed and all conditions to effectiveness of the grant are satisfied. During the nine months ended 30 September 2021, 14 grants totaling $215 million were committed (14 grants totaling $265 million – 2020) while 29 grants totaling $464 million (28 grants totaling $778 million – 2020) became effective, net of $47 million ($72 million – 2020) undisbursed grants that were written-back as reduction. Disbursements related to ADB's COVID-19 response totaled $27 million during the nine months ended 30 September 2021 ($167 million – 2020).

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[7] 2020. *Board of Governors' Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.* Manila.
[8] US dollar equivalent based on exchange rates in Board of Governor's Resolution No. 408.
[9] Includes $337 million funds earmarked for ADF 13 and based on grant signing.
[10] Includes securities purchased under resale arrangements.

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B. Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs and the region.

TASF Seventh Regularized Replenishment. In November 2020, as part of the ADF 13 replenishment, the donors agreed to allocate $517 million of the total replenishment size as the seventh regularized replenishment of TASF. The replenishment will cover TA financing for 2021 to 2024.

Contributed resources. As of 30 September 2021, a total of $447 million of donor contributions have been received out of the $461 million allocation set-aside for TASF under ADF 12 and a total of $101 million of donor contributions have been received out of the $517 million set-aside for TASF under ADF 13.

As of 30 September 2021, cumulative TASF resources totaled $3,870 million, of which $3,289 million was committed, leaving an uncommitted balance of $581 million ($87 million – 31 December 2020).

In May 2021, the Board of Governors approved the transfer of $90 million to the TASF as part of OCR's 2020 net income allocation ($130 million – 2020).

Operations. For the nine months ended 30 September 2021, net TA expenses amounted to $70 million ($129 million net TA expenses – 2020), comprising $85 million for 48 TA projects and 52 supplementary TAs ($150 million for 70 TA projects and 47 supplementary TAs – 2020) made effective during the period, net of $15 million ($21 million – 2020) undisbursed amounts that were written back as reduction. The $85 million TAs made effective during the period included COVID-19 response TA projects totaling $17 million ($96 million – 2020). Disbursements related to the COVID-19 response totaled $12 million ($32 million – 2020) during the nine months ended 30 September 2021. The undisbursed TAs net of TA advances amounted to $548 million as of 30 September 2021 ($577 million – 31 December 2020).

Investments for liquidity purpose. As of 30 September 2021, the total investment portfolio amounted to $698 million ($608 million – 31 December 2020). About 57% of the portfolio was invested in time deposits and 43% in fixed-income securities (74% in time deposits and 26% in fixed-income securities – 31 December 2020). The rate of return on TASF investments was -0.19% (0.66% – 2020).

C. Japan Special Fund

The Japan Special Fund (JSF) was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help DMCs of ADB restructure their economies in the light of changing global environment and to broaden their investment opportunities. The last effective TA was financially closed in May 2019.

In March 1999, funded by the Government of Japan, ACCSF was established within JSF to assist in the economic recovery of crisis-affected member countries (CAMCs). With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF in March 2002 and all projects were financially completed in 2011.

In September 2021, the Government of Japan decided to use JSF's unutilized balance starting January 2022 to maximize its benefits in supporting the needs of ADB's DMCs through TA. In addition, the Government decided to transfer the residual funds of ACCSF to JSF's account and close the ACCSF's account.

Contributed resources. As of 30 September 2021, the cumulative fund resources of JSF totaled $974 million, of which $901 million had been used, leaving an uncommitted balance of $73 million. The cumulative fund resources of ACCSF totaled $151 million, of which $112 million had been used, leaving an uncommitted balance of $39 million.

Operations. During the nine months ended 30 September 2021, no new TA projects or grants were made effective (nil – 2020) and no undisbursed amounts were written back (nil – 2020). There were no undisbursed TAs as of 30 September 2021 (nil – 31 December 2020).

Investments for liquidity purpose. As of 30 September 2021, the total investment portfolio, which was in time deposits, amounted to $71 million for JSF ($71 million – 31 December 2020) and $39 million for Asian Currency Crisis Support Facility ($39 million – 31 December 2020).

D.   Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the nine months ended 30 September 2021, there were $7 million ($8 – 2020) committed contributions to ADBI and total expenses of ADBI totaled $9 million ($8 million – 2020). The balance of uncommitted balance without donor restriction was $20 million ($23 million – 31 December 2020).

Investments for liquidity purpose. As of 30 September 2021, the total investment portfolio, which was in time deposits, amounted to $11 million ($4 million – 31 December 2020).

E.   Regional Cooperation and Integration Fund

The RCIF was established on 27 February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources. As of 30 September 2021, cumulative RCIF resources totaled $104 million, of which $85 million had been used, leaving an uncommitted balance of $19 million ($25 million – 31 December 2020).

Operations. During the nine months ended 30 September 2021, there were five TA projects and five supplementary TAs amounting $7 million (four TA projects and one supplementary TA amounting to $3 million – 2020) that became effective, and undisbursed amounts of $22 thousand ($0.2 million – 2020) were written back as reduction in the effective TA. The balance of undisbursed TAs, net of TA advances as of 30 September 2021 amounted to $20 million ($16 million – 31 December 2020).

Investments for liquidity purpose. As of 30 September 2021, the total investment portfolio, which was in time deposits, amounted to $36 million ($36 million – 31 December 2020).

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F.   Climate Change Fund

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change in combination with ADB assistance in related sectors.

Contributed resources. As of 30 September 2021, cumulative CCF resources totaled $101 million, of which $74 million had been used, leaving an uncommitted balance of $27 million ($27 million – 31 December 2020).

Operations. During the nine months ended 30 September 2021, there were no TAs (one TA project and one supplementary TA amounting to $1 million – 2020) became effective, and $0.3 million undisbursed amounts were written-back (nil – 2020). The balance of undisbursed grants and TA, net of advances as of 30 September 2021 amounted to $15 million ($17 million – 31 December 2020).

Investments for liquidity purpose. As of 30 September 2021, the total investment portfolio, which was in time deposits, amounted to $38 million ($38 million – 31 December 2020).

G.   Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 September 2021, cumulative fund resources totaled $181 million, of which $125 million had been used, leaving an uncommitted balance of $56 million ($47 million – 31 December 2020).

In May 2020, the Government of Japan contributed $75 million to APDRF which is earmarked for ADB's response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 30 September 2021 amounts to $28 million ($31 million – 31 December 2020).

In May 2021, the Board of Governors approved the transfer of $15 million to the APDRF as part of OCR's 2020 net income allocation ($10 million – 2020).

Operations. During the nine months ended 30 September 2021, three grants totaling $5 million (30 grants totaling $40 million – 2020) became effective, and $0.1 million undisbursed amounts were written-back (nil – 2020). Of the $5 million grants that became effective, $3 million ($39 million – 2020) relates to ADB's COVID-19 response. During the period, a total of $3 million ($53 million – 2020)   COVID-19 response grants were committed and a total of $9 million ($30 million – 2020) were disbursed. The balance of undisbursed grants, net of grant advances as of 30 September 2021 amounted to $15 thousand ($6 million – 31 December 2020).

Investments for liquidity purpose. As of 30 September 2021, the total investment portfolio, which was in time deposits amounted to $42 million ($35 million – 31 December 2020).

H. Financial Sector Development Partnership Special Fund

The FSDPSF was established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 September 2021, cumulative fund resources totaled $24 million, of which $21 million had been used, leaving an uncommitted balance of $3 million ($3 million – 31 December 2020).

In December 2020, the Government of Luxembourg committed contribution equivalent to $0.2 million which was transferred to the FSDPSF in January 2021.

Operations. During the nine months ended 30 September 2021, there were one TA project and two supplementary TAs totaling $0.8 million became effective (two TA projects and two supplementary TAs totaling $1 million – 2020), and $0.1 million undisbursed amounts were written-back ($0.01 million – 2020). The balance of undisbursed TAs, net of TA advances as of 30 September 2021 amounted to $9 million ($10 million – 31 December 2020).

Investments for liquidity purpose. As of 30 September 2021, the total investment portfolio, which was in time deposits, amounted to $8 million ($8 million – 31 December 2020).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
as of 30 September 2021 and 31 December 2020

($ million)

Item	30 September 2021			31 December 2020
	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	7,582	–	7,582	5,524
Investments for liquidity purpose	48,363	–	48,363	41,963
Securities transferred under repurchase agreements	2,877	–	2,877	1,089
Securities purchased under resale arrangements	149	–	149	246
Loans outstanding — operations	134,196	–	134,196	129,788
Equity investments — operations	1,287	(201)	1,086	1,085
Other debt securities — operations	862	–	862	977
Derivative Assets				
Borrowings	50,758	(2,077)	48,681	40,806
Investments for liquidity purpose	35,137	(240)	34,897	24,180
Loans — operations	18,592	(1,476)	17,116	16,540
Accrued interest receivable	501	–	501	502
Other assets	1,809	69	1,878	2,682
TOTAL	**302,113**	**(3,925)**	**298,188**	**265,382**
Borrowings and accrued interest	140,704	(2,498)	138,206	124,393
Derivative Liabilities				
Borrowings	49,989	(1,016)	48,973	39,692
Investments for liquidity purpose	34,615	(124)	34,491	25,319
Loans — operations	17,957	(792)	17,165	17,714
Payable under securities repurchase agreements	2,923	–	2,923	1,096
Payable for swap related collateral	1,124	–	1,124	2,002
Accounts payable and other liabilities	2,750	–	2,750	2,732
Total Liabilities	**250,062**	**(4,430)**	**245,632**	**212,948**
Paid-in capital	7,452	69	7,521	7,663
Net notional maintenance of value receivable	(1,608)	–	(1,608)	(1,645)
Ordinary reserve	45,040	2	45,042	44,306
Special reserve	462	–	462	435
Surplus	1,065	–	1,065	–
Cumulative revaluation adjustments account	403	(403)	–	1,065
Unallocated net income[b]	415	484	899	1,132
Accumulated other comprehensive loss	(1,178)	353	(825)	(522)
Total Equity	**52,051**	**505**	**52,556**	**52,434**
TOTAL	**302,113**	**(3,925)**	**298,188**	**265,382**

– = nil, ( ) = negative.

[a] Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b] After appropriation of guarantee fees to the Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2021 and 31 December 2020
Expressed in Millions of US Dollars

ASSETS

	30 September (Unaudited)		31 December (Audited)	
DUE FROM BANKS		$ 7,582		$ 5,524
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		48,363		41,963
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes C, D, and O)		2,877		1,089
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and O)		149		246
LOANS OUTSTANDING — OPERATIONS (Notes E and O) (Including net unamortized loan origination costs of $192 – 30 September 2021 and $179 – 31 December 2020)				
Sovereign				
Regular	$ 95,790		$ 91,351	
Concessional	32,033		32,161	
	127,823		123,512	
Nonsovereign	7,097		7,021	
	134,920		130,533	
Less—allowance for credit losses	724	134,196	745	129,788
EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		1,287		1,289
OTHER DEBT SECURITIES — OPERATIONS (Notes H and O) (Net of allowance for credit losses of $17 – 30 September 2021 and $19 – 31 December 2020)		862		977
ACCRUED INTEREST RECEIVABLE		501		502
DERIVATIVE ASSETS (Notes I and O)				
Borrowings	50,758		45,149	
Investments for liquidity purpose	35,137		24,390	
Loans — operations	18,592	104,487	18,239	87,778
OTHER ASSETS				
Property, furniture, and equipment (Note J)	245		238	
Swap related collateral (Notes I and O)	1,124		2,002	
Miscellaneous (Notes C, F, K, and O)	440	1,809	345	2,585
TOTAL		**$ 302,113**		**$ 271,741**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES AND EQUITY				
	30 September **(Unaudited)**		**31 December** **(Audited)**	
BORROWINGS (Notes L and O)		$ 140,704		$ 128,757
DERIVATIVE LIABILITIES (Notes I and O)				
Borrowings	$ 49,989		$ 39,902	
Investments for liquidity purpose	34,615		25,529	
Loans — operations	17,957	102,561	19,086	84,517
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)		2,923		1,096
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Swap related collateral (Notes I and O)	1,124		2,002	
Accrued pension and postretirement medical benefit costs	2,168		2,242	
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)	161		169	
Miscellaneous (Notes C, F, K, and O)	421	3,874	321	4,734
Total Liabilities		250,062		219,104
EQUITY (OCR-4)				
Capital Stock (Note M)				
Authorized and subscribed (SDR106,391)	150,388		153,232	
Less—"callable" shares subscribed (SDR101,060)	142,852		145,553	
"Paid-in" shares subscribed (SDR5,331)	7,536		7,679	
Less—discount	15		16	
	7,521		7,663	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)	(69)	7,452	(97)	7,566
Net notional amounts required to maintain value of currency holdings	(1,608)		(1,645)	
Ordinary reserve (Note M)				
From ADF assets transfer	$ 30,748		$ 30,748	
From retained earnings	14,292	45,040	13,557	44,305
Special reserve		462		435
Surplus		1,065		1,065
Cumulative revaluation adjustments account		403		190
Net income after appropriation to special reserve				
For the calendar year 2020		–		1,345
For the nine months ended 30 September 2021 (OCR-2)		415		–
Accumulated other comprehensive loss (Note M)	(1,178)	44,599	(624)	45,071
Total Equity		52,051		52,637
TOTAL		**$ 302,113**		**$ 271,741**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021	**2020**
REVENUE (Note N)		
Loans — operations (Notes E and I)	$ 1,179	$ 1,827
Investments for liquidity purpose (Notes C and I)	411	532
Equity investments — operations	120	15
Guarantees — operations	27	19
Other debt securities — operations	28	38
Other sources—net	42	30
Total	1,807	2,461
EXPENSES (Note N)		
Borrowings and related expenses (Note I)	(355)	(1,198)
Administrative expenses (Note M)	(605)	(480)
Release of provision (Provision)		
for credit losses—net (Notes E, F, and H)	48	(247)
Other expenses	(10)	(7)
Total	(922)	(1,932)
NET REALIZED GAINS		
Investments for liquidity purpose (Notes C, I, M, and N)	17	17
Equity investments — operations (Note N)	126	186
Other debt securities — operations (Note N)	18	19
Total	161	222
NET UNREALIZED (LOSSES) GAINS (Notes G, I, L, and N)	(604)	65
NET INCOME	$ 442	$ 816

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE (LOSS) INCOME—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021		**2020**	
NET INCOME (OCR-2)	$	442	$	816
Other comprehensive (loss) income (Note M)				
Unrealized holding (losses) gains	$ (707)		$ 592	
Currency translation adjustments	49		84	
Pension/postretirement liability adjustments	104	(554)	62	738
COMPREHENSIVE (LOSS) INCOME	**$**	**(112)**	**$**	**1,554**

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021	**2020**
Balance, beginning of period	$ 52,637	$ 51,918
Cumulative effect adjustment of ASU 2016-13		
Ordinary reserve	–	(249)
Loan loss reserve	–	(225)
Comprehensive (loss) income for the period (OCR-3)	(112)	1,554
Encashment of demand obligations	25	79
Change in US dollar value on		
Paid-in capital	(142)	131
Demand obligations	3	5
Net notional maintenance of value receivable	37	(87)
Allocation of prior year income to Special Funds (Note M)	(397)	(453)
Balance, end of period	**$ 52,051**	**$ 52,673**

ASU = Accounting Standard Update.
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges received on loans — operations	$ 1,060	$ 1,806
Interest received on investments for liquidity purpose	373	565
Interest received for securities purchased under resale/repurchase arrangement	0	1
Interest and other charges received on other debt securities — operations	30	35
Dividends and other cash distributions received on equity investments — operations	69	62
Interest and other financial expenses paid	(385)	(1,598)
Administrative expenses paid	(559)	(415)
Others—net	49	35
Net Cash Provided by Operating Activities	637	491
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	3,204	2,440
Maturities of investments for liquidity purpose	322,941	291,070
Purchases of investments for liquidity purpose	(334,739)	(295,272)
Receipts from securities purchased under resale arrangements	39,186	54,024
Payments for securities purchased under resale arrangements	(39,089)	(53,972)
Principal collected on loans — operations	5,715	5,732
Loans — operations disbursed	(11,450)	(15,488)
Derivatives—net	697	195
Property, furniture, and equipment acquired	(29)	(20)
Sales of equity investments — operations	173	260
Purchases of equity investments — operations	(115)	(69)
Maturities of other debt securities — operations	137	126
Purchases of other debt securities — operations	(43)	(251)
Net Cash Used in Investing Activities	(13,412)	(11,225)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	48,309	42,329
Borrowings redeemed	(32,352)	(30,316)
Issuance expenses paid	(32)	(23)
Demand obligations of members encashed	24	79
Derivatives—net	(276)	(646)
Change in swap related collateral	(870)	1,679
Resources transferred to Special Funds	(397)	(454)
Net Cash Provided by Financing Activities	14,406	12,648
Effect of Exchange Rate Changes on Cash	(451)	52
Net Increase in Cash	1,180	1,966
Cash at Beginning of Period		
Due from Banks	5,524	1,235
Swap Related Collateral	2,002	298
Total	7,526	1,533
Cash at End of Period		
Due from Banks	7,582	1,518
Swap Related Collateral	1,124	1,981
Total	$ 8,706	$ 3,499

Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the US dollar, and the financial statements are reported in US dollars.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, held-to-maturity debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, held-to-maturity debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision for credit losses.

When an available-for-sale (AFS) debt security's fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion

continued

of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Transferred under Resale Arrangements, and Swap related collateral, no expected loss is determined based on the credit quality.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2020 and January 2021, the Financial Accounting Standards Board issued Accounting Standard Update (ASU) 2020-04, *"Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting"* and ASU 2021-01, *"Reference Rate Reform (Topic 848): Scope"*, which provide optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate because of reference rate reform. ADB can elect not to apply certain modification accounting requirements to contracts modifications affected by the reference rate reform. These optional expedients will be available only for the reference rate related contract modifications made from 1 January 2020 through 31 December 2022. In July 2021, the ADB Board of Directors approved the change from LIBOR to the Secured Overnight Financing Rate (SOFR) for US dollar-denominated loans and to the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. In September 2021, the Board approved the revised Ordinary Operations Loan

continued

Regulations for sovereign borrowers to implement the changes ADB's financial loan product. These changes will take effect for new sovereign and new nonsovereign loans as of 1 January 2022. Existing sovereign loans will start the transition on and from 1 January 2022 and the existing nonsovereign loans must transition by 30 June 2023. ADB adopted the optional expedients and the adoption did not have a material impact on the financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and time deposits held by ADB are considered by Management to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB's obligation to counterparties. Included in investments as of 30 September 2021 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $220 million ($147 million – 31 December 2020).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 30 September 2021, unsettled sales amounted to $88 million and is included under OTHER ASSETS – Miscellaneous (nil – 31 December 2020) while unsettled purchases amounted to $105 million and is included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous ($6 million – 31 December 2020).

The FV and amortized cost of the investments by contractual maturity as of 30 September 2021 and 31 December 2020 are as follows:

($ million)

| | 30 September 2021 | | 31 December 2020 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$ 26,490	$ 26,458	$ 17,827	$ 17,788
Due after one year through five years	17,420	17,296	18,601	18,247
Due after five years through ten years	4,359	4,346	5,437	5,224
Due after ten years through fifteen years	94	83	98	85
Total	$ 48,363	$ 48,183	$ 41,963	$ 41,344

continued

Additional information relating to investments for liquidity purpose in government or government- related obligations and other securities classified as AFS are as follows:

($ million)

| | Amortized Cost | | Gross Unrealized | | | | Fair Value | |
			Gains		Losses			
As of 30 September 2021								
Government or government-related obligations	$	39,191	$	235	$	(88)	$	39,338
Other securities								
Corporate obligations		2,488		35		(2)		2,521
Total	$	**41,679**	$	**270**	$	**(90)**	$	**41,859**
As of 31 December 2020								
Government or government-related obligations	$	36,382	$	565	$	(14)	$	36,933
Other securities								
Corporate obligations		2,296		67		(0)		2,363
Total	$	**38,678**	$	**632**	$	**(14)**	$	**39,296**

For the nine months ended 30 September:		**2021**		**2020**
Change in net unrealized gains from prior period	$	(438)	$	604
Proceeds from sales		3,204		2,440
Gross gain on sales		20		18
Gross loss on sales		(3)		(1)

0 = less than $0.5 million.

The following table shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized losses position as of 30 September 2021 and 31 December 2020. There were 12 government or government-related obligations (4 – 31 December 2020) and 3 corporate obligations (nil – 31 December 2020) that had unrealized losses for over one year representing 7.37% (2.80% – 31 December 2020) of the total investments.

($ million)

| | One year or less | | | | Over one year | | | | Total | | | |
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses	
30 September 2021												
Government or government-related obligations	$	19,606	$	80	$	3,563	$	8	$	23,169	$	88
Other securities												
Corporate obligations		444		2		1		0		445		2
Total	$	**20,050**	$	**82**	$	**3,564**	$	**8**	$	**23,614**	$	**90**
31 December 2020												
Government or government-related obligations	$	9,999	$	13	$	1,173	$	1	$	11,172	$	14
Other securities												
Corporate obligations		11		0		–		–		11		0
Total	$	**10,010**	$	**13**	$	**1,173**	$	**1**	$	**11,183**	$	**14**

0 = less than $0.5 million.

continued

As of 30 September 2021, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

	Total		Fair Value Measurements					
			Level 1		Level 2		Level 3	
30 September 2021								
Investments for liquidity purpose								
Government or government-related obligations	$	39,337	$	36,598	$	2,739	$	–
Time deposits		6,504		–		6,504		–
Other securities		2,522		2,183		339		–
Securities transferred under repurchase agreements		2,877		2,877		–		–
Securities purchased under resale arrangements		149		–		149		–
Total at fair value	**$**	**51,389**	**$**	**41,658**	**$**	**9,731**	**$**	**–**
31 December 2020								
Investments for liquidity purpose								
Government or government-related obligations	$	36,933	$	33,389	$	3,544	$	–
Time deposits		2,667		–		2,667		–
Other securities		2,363		2,263		100		–
Securities transferred under repurchase agreements		1,089		1,089		–		–
Securities purchased under resale arrangements		246		–		246		–
Total at fair value	**$**	**43,298**	**$**	**36,741**	**$**	**6,557**	**$**	**–**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

continued

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 30 September 2021 and 31 December 2020 are summarized below.

($ million)

| | (a)
Gross amount of liabilities presented in the balance sheet | (b)
Gross amounts not offset in the balance sheet | | (c) = (a) – (b) |
		Financial instruments	Collateral pledged	Net amount
30 September 2021				
Payable under securities repurchase agreements	$ 2,923	$ 2,877	$ –	$ 46
Total	**$ 2,923**	**$ 2,877**	**$ –**	**$ 46**
31 December 2020				
Payable under securities repurchase agreements	$ 1,096	$ 1,089	$ –	$ 7
Total	**$ 1,096**	**$ 1,089**	**$ –**	**$ 7**

continued

The contractual maturity of payable under securities repurchase agreements as of 30 September 2021 and 31 December 2020 are summarized below:

($ million)

	Remaining contractual maturity of the agreements			
	1-30 Days	**31-90 Days**	**> 90 Days**	**Total**
30 September 2021				
Payable under securities repurchase agreements				
Government or government-related				
obligations	$ 2,923	$ –	$ –	$ 2,923
Total	**$ 2,923**	**$ –**	**$ –**	**$ 2,923**
Gross amount of recognized liabilities for repurchase agreements disclosed above				**2,923**
Amounts related to agreements not included in offsetting disclosure				**–**
31 December 2020				
Payable under securities repurchase agreements				
Government or government-related				
obligations	$ 1,096	$ –	$ –	$ 1,096
Total	**$ 1,096**	**$ –**	**$ –**	**$ 1,096**
Gross amount of recognized liabilities for repurchase agreements disclosed above				**1,096**
Amounts related to agreements not included in offsetting disclosure				**–**

NOTE E—LOANS — OPERATIONS

As of 30 September 2021 and 31 December 2020, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

	30 September 2021		31 December 2020	
Borrower	**$ million**	**%**	**$ million**	**%**
India	$ 21,276	16	$ 20,901	16
People's Republic of China	19,155	14	19,305	15
Pakistan	13,632	10	13,729	10
Indonesia	12,972	10	13,040	10
Bangladesh	12,695	9	11,386	9
Philippines	11,956	9	10,749	8
Viet Nam	8,440	6	8,627	7
Others (individually less than 5% of total loans)	34,809	26	32,837	25
	134,935	100	130,574	100
Fair value adjustment on concessional loans	(207)		(220)	
Allowance for credit losses	(724)		(745)	
Unamortized loan origination costs—net	192		179	
	(739)		(786)	
Loans Outstanding	**$ 134,196**		**$ 129,788**	

continued

The following table summarizes the net loans outstanding by major category as of 30 September 2021 and 31 December 2020:

($ million)

	30 September 2021	31 December 2020
Sovereign loans		
Regular	$ 95,728	$ 91,280
Concessional	31,892	32,012
Subtotal	127,620	123,292
Nonsovereign loans	6,576	6,496
Total	**$ 134,196**	**$ 129,788**

As of 30 September 2021 and 31 December 2020, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)

	30 September 2021			31 December 2020		
	Undisbursed Committed Loans		Loans Approved	Undisbursed Committed Loans		Loans Approved
	Effective	Not Yet Effective	Not Yet Committed	Effective	Not Yet Effective	Not Yet Committed
Sovereign loans						
Regular	$ 34,029	$ 512	$ 4,032	$ 34,303[a]	$ 5,375	$ 1,433
Concessional	10,207	607	479	9,547	1,876	93
Subtotal	44,236	1,119	4,511	43,850	7,251	1,526
Nonsovereign loans	1,894	–	729	2,377	–	796
Total	**$ 46,130**	**$ 1,119**	**$ 5,240**	**$ 46,227**	**$ 7,251**	**$ 2,322**

[a] Includes two Contingent Disaster Facility of $1 billion to two sovereign borrowers.

continued

Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total	Loans 90 Days or More Past Due and Still Accruing
30 September 2021							
Sovereign loans							
Regular	$ –	$ –	$ –	$ –	$ 95,580	$ 95,580	$ –
Concessional	3	–	–	3	32,208	32,211	–
Subtotal	3	–	–	3	127,788	127,791	–
Nonsovereign loans	10	7	23	40	7,104	7,144	2
Total	$ 13	$ 7	$ 23	$ 43	$ 134,892	134,935	2
Fair value adjustment on concessional loans						(207)	–
Allowance for credit losses						(724)	–
Unamortized loan origination cost—net						192	–
Loans Outstanding						**$ 134,196**	**$ 2**

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $378 million.

($ million)

	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total	Loans 90 Days or More Past Due and Still Accruing
31 December 2020							
Sovereign loans							
Regular	$ 1	$ –	$ –	$ 1	$ 91,144	$ 91,145	$ –
Concessional	–	–	–	–	32,357	32,357	–
Subtotal	1	–	–	1	123,501	123,502	–
Nonsovereign loans	2	5	11	18	7,054	7,072	0
Total	$ 4	$ 5	$ 11	$ 19	$ 130,555	130,574	0
Fair value adjustment on concessional loans						(220)	–
Allowance for credit losses						(745)	–
Unamortized loan origination cost—net						179	–
Loans Outstanding						**$ 129,788**	**$ 0**

0 = less than $0.5 million.
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $332 million.

Loans in Non-Accrual Status

ADB places loans in non-accrual status if the principal, interest, or other charges with respect to any such loans is overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

continued

The amortized cost basis of loans in non-accrual status as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

	30 September 2021	31 December 2020
Sovereign Loans	$ –	$ –
Nonsovereign Loans	240	166
Total	**$ 240**	**$ 166**

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 30 September 2021, the unamortized balance of the FV adjustment on concessional loans was $212 million.

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

continued

The amortized cost basis by origination year and internal risk rating for loans as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

Risk Class	Risk Rating	30 September 2021							
		Origination Year						TFP, SCFP,	
		2021	2020	2019	2018	2017	Prior	and MFP	Total
Sovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	$ 670	$10,782	$ 2,899	$ 4,408	$ 5,335	$41,067	$ –	$ 65,160
Medium credit risk	6–8 (BB+ to BB–)	1,144	1,083	879	959	2,271	18,370	–	24,704
Significant credit risk	9–11 (B+ to B–)	544	3,851	3,204	1,721	2,931	17,833	–	30,083
High credit risk	12–14 (CCC+ to D)	119	294	332	282	391	6,458	–	7,875
Total Sovereign Loans		2,477	16,009	7,313	7,370	10,927	83,727	–	127,823
Nonsovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	–	223	540	7	564	789	4	2,128
Medium credit risk	6–8 (BB+ to BB–)	66	408	555	744	344	696	12	2,823
Significant credit risk	9–11 (B+ to B–)	18	40	174	540	177	415	90	1,456
High credit risk	12–14 (CCC+ to D)	40	–	24	76	37	513	–	690
Total Nonsovereign Loans		124	671	1,293	1,367	1,122	2,414	106	7,097
Total		$ 2,601	$16,680	$ 8,606	$ 8,737	$12,049	$86,141	$ 106	$134,920

MFP = Microfinance Program, SCFP = Supply Chain Finance Program, TFP = Trade Finance Program.
Notes:
1. The amount of accrued interest excluded from the amortized cost basis in the above table is $378 million.
2. Numbers may not sum precisely because of rounding.

($ million)

Risk Class	Risk Rating	31 December 2020							
		Origination Year						TFP, SCFP,	
		2020	2019	2018	2017	2016	Prior	and MFP	Total
Sovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	$ 7,609	$ 2,535	$ 4,159	$ 5,156	$ 3,329	$39,902	$ –	$ 62,690
Medium credit risk	6–8 (BB+ to BB–)	846	797	815	2,062	902	18,460	–	23,882
Significant credit risk	9–11 (B+ to B–)	3,698	3,138	1,613	3,147	1,828	21,069	–	34,493
High credit risk	12–14 (CCC+ to D)	27	61	5	35	74	2,245	–	2,447
Total Sovereign Loans		12,180	6,531	6,592	10,400	6,133	81,676	–	123,512
Nonsovereign Loans:									
Low credit risk	1–5 (AAA to BBB–)	194	550	44	643	406	448	–	2,285
Medium credit risk	6–8 (BB+ to BB–)	133	458	787	317	242	634	5	2,576
Significant credit risk	9–11 (B+ to B–)	19	159	399	189	11	529	139	1,445
High credit risk	12–14 (CCC+ to D)	–	35	83	37	98	462	–	715
Total Nonsovereign Loans		346	1,202	1,313	1,186	757	2,073	144	7,021
Total		$12,526	$ 7,733	$ 7,905	$11,586	$ 6,890	$83,749	$ 144	$130,533

MFP = Microfinance Program, SCFP = Supply Chain Finance Program, TFP = Trade Finance Program.
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $332 million.

No trade finance, supply chain finance, and microfinance programs were converted to term loans for the nine months ended 30 September 2021 and for the year ended 31 December 2020.

ADB's internal risk ratings are updated at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB's internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB's risk rating model.

continued

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding during the nine months ended 30 September 2021 and for the year ended 31 December 2020, are as follows:

($ million)

	30 September 2021			31 December 2020		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Balance, beginning of the period	$ 220	$ 525	$ 745	$ 50	$ 210	$ 260
Cumulative effect adjustment of ASU 2016-13	–	–	–	109	189	298
(Release of provision) Provision	(14)	(4)	(18)	64	126	190
Write-off	(3)[a]	–	(3)	(4)[a]	–	(4)
Balance, end of the period	$ 203	$ 521	$ 724	$ 220	$ 525	$ 745

Note: Numbers may not sum precisely because of rounding.
[a] Represents write-off of Allowance for HIPC debt relief to Afghanistan.

For the nine months ended 30 September 2021, one nonsovereign loan was considered as troubled debt restructuring and has been modified and restructured through deferral of interest and principal repayments. As of 30 September 2021, outstanding amount for the restructured loan is $54 million, net of $20 million allowance for credit losses, with no undisbursed commitments. There was no change in level of allowance for credit losses after the loan was restructured. For the year ended 31 December 2020, there was no loan modification or restructuring considered as trouble debt restructuring.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. The amount of liability for credit losses on undisbursed loan commitments was $56 million at 30 September 2021 ($81 million – 31 December 2020) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 30 September 2021 and 31 December 2020, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

	30 September 2021	31 December 2020
Level 1	$ –	$ –
Level 2	–	–
Level 3	134,258	130,170
Total at fair value	**$ 134,258**	**$ 130,170**

continued

NOTE F—GUARANTEES — OPERATIONS

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 30 September 2021 and 31 December 2020 covered:

($ million)

	30 September 2021		31 December 2020	
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Credit Guarantees				
Trade related				
with counterguarantee	$ 945	$ 945	$ 525	$ 525
without counterguarantee	1,154	1,154	1,220	1,220
	2,099	2,099	1,745	1,745
Non-Trade related				
with counterguarantee	465	441	531	493
without counterguarantee	1,659	1,602	1,689	1,625
	2,124	2,043	2,220	2,118
Subtotal	4,223	4,142	3,965	3,863
Political Risk Guarantees				
Non-Trade related				
with counterguarantee	109	50	113	49
without counterguarantee	78	24	79	23
Subtotal	187	74	192	72
Total	$ 4,410	$ 4,216	$ 4,157	$ 3,935

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 September 2021 and 31 December 2020, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.

continued

ADB entered into an exposure exchange agreement (EEA) with another multilateral development bank (MDB) which is recognized as financial guarantees in the financial statements. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB will receive a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). As of 30 September 2021, outstanding amount of guarantee provided under EEA amounted to $1 billion ($1 billion – 31 December 2020).

As of 30 September 2021, a total liability of $97 million ($99 million – 31 December 2020) relating to standby ready obligations for nine credit risk guarantees (nine – 31 December 2020) and two political risk guarantees (two – 31 December 2020) is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $52 million ($56 million – 31 December 2020) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 30 September 2021, a liability of $105 million ($87 million – 31 December 2020) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 30 September 2021 and 31 December 2020, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 September 2021 and 31 December 2020 are as follows:

Valuation Technique	Unobservable Inputs	Range (Average)[a] 30 September 2021	31 December 2020
Discounted cash flows	Discount rates	2.22% to 4.43% (2.77%)	2.22% to 4.43% (2.77%)

[a] Average represents the arithmetic average of the unobservable inputs.

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the nine months ended 30 September 2021 and for the year ended 31 December 2020:

($ million)

	Guarantee Receivable/Liability	
	30 September 2021	31 December 2020
Balance, beginning of the period	$ 99	$ 41
Issuances	15	80
Amortization	(17)	(22)
Balance, end of the period	$ 97	$ 99

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED (LOSSES) GAINS. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 30 September 2021 and 31 December 2020 are as follows:

($ million)

	30 September 2021	31 December 2020
Equity method	$ 946	$ 775
Fair value method	341	514
Total	**$ 1,287**	**$ 1,289**

Additional information relating to equity investments reported at FV are as follows:

($ million)

As of	**30 September 2021**	**31 December 2020**
Cost	$ 323	$ 373
Fair value	341	514
Gross unrealized gains	96	223
Gross unrealized losses	(78)	(82)

For the nine months ended 30 September:	**2021**	**2020**
Net unrealized losses	$ (111)	$ (328)
Net realized gains	126	186
Net gains (losses)	15	(142)

Approved equity investments that have not been disbursed totaled $509 million at 30 September 2021 ($577 million – 31 December 2020).

continued

Fair Value Disclosure

ADB's equity investments reported at FV as of 30 September 2021 were $341 million ($514 million – 31 December 2020). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB's equity investments at FV as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

	30 September 2021	31 December 2020
Level 1	$ 117	$ 278
Level 2	51	47
Level 3	173	189
Total equity investments at fair value	**$ 341**	**$ 514**

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 30 September 2021 and 31 December 2020 are presented as follows.

Valuation Technique	Fair Value ($ million)	Unobservable Inputs	Range (Weighted Average)[a]
30 September 2021			
Discounted cash flow	$ 29	Discount rate	15.30% – 21.80% (15.59%)
Comparable valuations	89	Equity multiples[b] EV/EBITDA	7.10x – 8.80x (7.42x) 0.50x – 1.50x (0.97x)
Net asset value	45	Discount	(50%)
Other techniques	10		
	$ 173		
31 December 2020			
Discounted cash flow	$ 28	Discount rate	17.00% – 20.00% (17.48%)
Comparable valuations	85	Equity multiples[b] EV/EBITDA	0.50x – 1.60x (1.01x) 6.60x – 12.20x (7.28x)
Net asset value	64	Discount	(40%)
Other techniques	12		
	$ 189		

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization.
[a] Unobservable inputs were weighted by the relative fair value of the instruments.
[b] Including price-to-book and price-to-earnings ratios.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, price-to-equity multiples and EV/Revenue will generally increase (decrease) the FV of the equity investments. The valuation technique used for one Level 3 equity investments was changed during the nine months ended 30 September 2021 (six – for the year ended 31 December 2020) to reflect a more relevant FV measurement.

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investment for the nine months ended 30 September 2021 and for the year ended 31 December 2020:

($ million)

	Equity investments under FV Method			
	30 September 2021		31 December 2020	
Balance, beginning of the period	$	189	$	75
New Level 3 equity investment		–		171
Reclassified out of Level 3		–		(1)
Total unrealized gains (losses)				
Included in earnings[a]		(12)		(57)
Included in accumulated other comprehensive (loss) income[b]		(4)		1
Balance, end of the period	$	173	$	189
The amount of total losses for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date[a]	$	(12)	$	(57)

[a] Included in net unrealized (losses) gains (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB's financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity's debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 30 September 2021 and 31 December 2020, HTM and AFS other debt securities are as follows:

($ million)

	30 September 2021		31 December 2020	
Available for sale	$	45	$	58
Held-to-maturity		834		938
		879		996
Allowance for credit losses		(17)		(19)
Total	**$**	**862**	**$**	**977**

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 30 September 2021 and 31 December 2020 are presented below:

($ million)

	30 September 2021				31 December 2020			
	Amortized Cost		Fair Value		Amortized Cost		Fair Value	
Due in one year or less	$	88	$	109	$	134	$	162
Due after one year through five years		606		636		655		708
Due after five years through ten years		180		172		200		187
Total	**$**	**874**	**$**	**917**	**$**	**989**	**$**	**1,057**

46

OCR-6

continued

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

		30 September 2021				
		Origination Year				
Risk Class	Risk Rating	2021	2020	2019	2018	Total
Low credit risk	1-5 (AAA to BBB–)	$ –	$ –	$ –	$ –	$ –
Medium credit risk	6-8 (BB+ to BB–)	13	99	256	383	751
Significant credit risk	9-11 (B+ to B–)	–	77	6	–	83
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–
Total		$ 13	$ 176	$ 262	$ 383	$ 834

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $13 million.

($ million)

		31 December 2020				
		Origination Year				
Risk Class	Risk Rating	2020	2019	2018	2017	Total
Low credit risk	1-5 (AAA to BBB–)	$ –	$ –	$ –	$ –	$ –
Medium credit risk	6-8 (BB+ to BB–)	100	275	454	33	862
Significant credit risk	9-11 (B+ to B–)	68	8	–	–	76
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–
Total		$ 168	$ 283	$ 454	$ 33	$ 938

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $16 million.

Internal risk ratings of HTM debt securities are updated at least annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB's risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities for the nine months ended 30 September 2021 and for the year ended 31 December 2020 are as follows:

($ million)

	30 September 2021	31 December 2020
Balance, beginning of the period	$ 19	$ –
Cumulative effect adjustment of ASU 2016-13	–	8
Release of provision	(2)	(2)
Adjustment for fully repaid debt security	–	13
Balance, end of the period	$ 17	$ 19

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status if the principal or interest with respect to any such securities is overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become

continued

due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have actually been received by ADB.

As of 30 September 2021 and 31 December 2020, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 30 September 2021, a liability of $1 million ($1 million – 31 December 2020) for the expected credit losses from off-balance sheet credit exposures of HTM debt securities has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The FV hierarchy of ADB's other debt securities as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

	30 September 2021	31 December 2020
Level 1	$ 63	$ 41
Level 2	–	–
Level 3	854	1,016
Total at fair value	**$ 917**	**$ 1,057**

There is no AFS other debt security classified as Level 3 as of 30 September 2021. The valuation technique and significant unobservable input for AFS other debt securities classified as Level 3 as of 31 December 2020 are as follows:

Valuation Technique	Unobservable Inputs	Range (Average)[a]
Discounted cash flows	Discount rate	18.2% – 20.2% (19.2%)

[a] Average represents the arithmetic average of the unobservable inputs.

Significant increase (decrease) in the discount rate, independently, will generally decrease (increase) the FV of the debt securities.

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 other debt securities at fair value method for the nine months ended 30 September 2021 and for the year ended 31 December 2020.

($ million)

	30 September 2021		31 December 2020	
Balance, beginning of the period	$	34	$	–
Purchases		–		8
Transfer into Level 3		–		24
Divestment		(30)		–
Total unrealized (losses) gains included in accumulated other comprehensive income[a]		(4)		2
Balance, end of the period	$	–	$	34
The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating assets still held at the reporting date	$	–	$	3

[a] Included in unrealized holding gains from other debt securities — operations and accumulated translation adjustments (Note M).
[b] Included in unrealized holding gains from other debt securities — operations (Note M).

The transfer from Level 2 to Level 3 was due to change of valuation method from price of recent investment to discounted cash flow.

Additional information relating to other debt securities classified as AFS are as follows:

($ million)

As of	30 September 2021		31 December 2020	
Amortized cost	$	40	$	51
Fair value		45		58
Gross unrealized gains		5		7

For the nine months ended 30 September:	2021		2020	
(Decrease) Increase in net unrealized gains from prior period	$	(2)	$	2
Proceeds from sales		49		–
Gross gain on sales		18		–

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate and currency swaps usually match the terms of particular borrowings while foreign exchange swap terms may not match the terms of particular borrowing because this is used for bridge financing and most of the time undertaken without a matching bond. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

continued

Future dated derivatives as of 30 September 2021 amounted to $7 million for derivative assets ($1,031 million – 31 December 2020) and $3 million for derivative liabilities ($1,061 million – 31 December 2020).

Fair Value Disclosure

The FV hierarchy of ADB's derivatives and the balance sheet location as of 30 September 2021 and 31 December 2020 are as follows:

($ million)

30 September 2021	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 49,184	$ –	$ 45,338	$ 3,846
Interest rate swaps		1,574	–	1,571	3
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity	13,975	–	13,975	–
Interest rate swaps	purpose	11	–	11	–
Foreign exchange swaps		21,105	–	21,105	–
Foreign exchange forwards		46	–	46	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	18,284	–	18,284	–
Interest rate swaps		308	–	308	–
Total assets at fair value		**$ 104,487**	**$ –**	**$ 100,638**	**$ 3,849**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 49,595	$ –	$ 49,595	$ –
Interest rate swaps		394	–	394	0
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity	13,789	–	13,789	–
Interest rate swaps	purpose	21	–	21	–
Foreign exchange swaps		20,757	–	20,757	–
Foreign exchange forwards		48	–	48	–
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	17,872	–	16,643	1,229
Interest rate swaps		85	–	85	–
Total liabilities at fair value		**$ 102,561**	**$ –**	**$ 101,332**	**$ 1,229**

0 = less than $0.5 million.

continued

($ million)

31 December 2020	Balance Sheet Location	Fair Value Measurements			
		Total	Level 1	Level 2	Level 3
Assets					
Borrowings related derivatives	Derivative Assets				
Currency swaps	- Borrowings	$ 41,114	$ –	$ 37,959	$ 3,155
Interest rate swaps		2,899	–	2,895	4
Foreign exchange swaps		1,136	–	1,136	–
Investments related derivatives	Derivative Assets				
Currency swaps	- Investments for liquidity	11,333	–	11,333	–
Foreign exchange swaps	purpose	13,038	–	13,038	–
Foreign exchange forwards		19	–	19	–
Loans related derivatives	Derivative Assets				
Currency swaps	- Loans — Operations	17,820	–	17,820	–
Interest rate swaps		419	–	419	–
Total assets at fair value		**$ 87,778**	**$ –**	**$ 84,619**	**$ 3,159**
Liabilities					
Borrowings related derivatives	Derivative Liabilities				
Currency swaps	- Borrowings	$ 38,711	$ –	$ 38,711	$ –
Interest rate swaps		45	–	45	0
Foreign exchange swaps		1,146	–	1,146	–
Investments related derivatives	Derivative Liabilities				
Currency swaps	- Investments for liquidity	12,254	–	12,254	–
Interest rate swaps	purpose	24	–	24	–
Foreign exchange swaps		13,232	–	13,232	–
Foreign exchange forwards		19	–	19	–
Loans related derivatives	Derivative Liabilities				
Currency swaps	- Loans — Operations	18,952	–	17,870	1,082
Interest rate swaps		134	–	134	–
Total liabilities at fair value		**$ 84,517**	**$ –**	**$ 83,435**	**$ 1,082**

0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 September 2021 and 31 December 2020 are presented below:

Valuation Technique	Unobservable Inputs	Range (Weighted Average)[a]	
		30 September 2021	31 December 2020
Discounted cash flows	Basis swap spreads	-1.03% to 5.68% (0.08%)	-1.31% to 5.21% (-1.21%)

[a] Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

continued

The following tables present the changes in the carrying amounts of ADB's Level 3 derivative assets and derivative liabilities for the nine months ended 30 September 2021 and for the year ended 31 December 2020:

($ million)

| | Borrowings related derivatives | | Loans related derivatives | |
	Assets	Liabilities	Assets	Liabilities
30 September 2021				
Balance, beginning of period	$ 3,159	$ (0)	$ –	$ (1,082)
Total (losses) gains - (realized/unrealized)				
Included in earnings[a]	(98)	0	–	35
Included in other comprehensive (loss) income[b]	(248)	0	–	108
Issuances	1,558	–	–	(344)
Maturities/Redemptions	(522)	–	–	54
Balance, end of period	$ 3,849	$ (0)	$ –	$ (1,229)
The amount of total (losses) gains for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (91)	$ (0)	$ –	$ 33
31 December 2020				
Balance, beginning of year	$ 2,575	$ (0)	$ –	$ (804)
Total (losses) gains - (realized/unrealized)				
Included in earnings[a]	(1)	0	–	(12)
Included in other comprehensive loss[b]	(6)	0	–	(4)
Issuances	1,102	–	–	(335)
Maturities/Redemptions	(511)	–	–	73
Balance, end of year	$ 3,159	$ (0)	$ –	$ (1,082)
The amount of total gains (losses) for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 4	$ 0	$ –	$ (11)

0 = less than $0.5 million.
[a] Included in net unrealized (losses) gains (OCR-2).
[b] Included in accumulated translation adjustments (Note M).

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 September 2021	30 September 2020
Borrowings related derivatives			
Currency swaps	Borrowings and related expenses	$ 507	$ 171
	Net Unrealized (Losses) Gains	(1,459)	578
Interest rate swaps	Borrowings and related expenses	709	225
	Net Unrealized (Losses) Gains	(1,554)	2,136
Foreign exchange swaps	Borrowings and related expenses	1	–
	Net Unrealized (Losses) Gains	(1)	–
		$ (1,797)	$ 3,110
Investments related derivatives			
Currency swaps	Revenue from Investments for liquidity purpose	$ 23	$ 72
	Net Unrealized (Losses) Gains	102	(18)
Interest rate swaps	Revenue from Investments for liquidity purpose	(7)	(4)
	Net Unrealized (Losses) Gains	3	(4)
Foreign exchange swaps	Revenue from Investments for liquidity purpose	29	41
	Net Unrealized (Losses) Gains	1	1
		$ 151	$ 88
Loans related derivatives			
Currency swaps	Revenue from Loans — Operations	$ 65	$ 104
	Net Unrealized (Losses) Gains	361	311
Interest rate swaps	Revenue from Loans — Operations	40	37
	Net Unrealized (Losses) Gains	(59)	159
		$ 407	$ 611

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the negotiated minimum credit rating level with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate FV of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2021 was $390 million ($925 million – 31 December 2020). The gross liability position in the

continued

aggregate FV of all derivative instruments that ADB has under the ISDA Master Agreement with local market constraints amounted to $296 million as of 30 September 2021 ($326 million – 31 December 2020).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2021, ADB received collateral of $2,379 million ($3,518 million – 31 December 2020) in connection with swap agreements. Of this amount, $1,124 million ($2,002 million – 31 December 2020) was recorded as swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2021 and 31 December 2020 are summarized as follows (see Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)

| | 30 September 2021 | | 31 December 2020 | |
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$ 104,200[a]	$ (102,265)[b]	$ 87,469[a]	$ (84,191)[b]
Gross amounts not offset in the balance sheet				
Financial instruments	(101,875)	101,875	(83,266)	83,266
Collateral received[c]	(2,101)	–	(3,374)	–
Net amount	$ 224	$ (390)	$ 829	$ (925)

[a] This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting agreements amounting to $287 million ($309 million – 31 December 2020).

[b] This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $296 million ($326 million – 31 December 2020).

[c] Collateral received includes both cash and securities collateral.

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 30 September 2021 and 31 December 2020 is as follows:

($ million)

	30 September 2021	31 December 2020
Land	$ 10	$ 10
Buildings and improvements	113	114
Office furniture and equipment	69	65
Right-of-use asset	53	49
Total	$ 245	$ 238

Land, buildings and improvements, and office furniture and equipment are shown at net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 30 September 2021, lease liability amounted to $49 million ($44 million – 31 December 2020) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE K—RELATED PARTY TRANSACTIONS

As of 30 September 2021 and 31 December 2020, ADB had the following net receivables and payable to ADF, external trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	30 September 2021	31 December 2020
Amounts receivable from:		
Asian Development Fund (Note N)	$ 25	$ 29
Trust Funds and Others—net	6	9
Employee Benefit Plans—net	–	1
Total	**$ 31**	**$ 39**
Amounts payable to:		
Employee Benefit Plans—net	$ 3	$ –

NOTE L—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB's outstanding borrowings as of 30 September 2021 and 31 December 2020 are as follows:

($ million)

	30 September 2021	31 December 2020
At Amortized cost	$ 5,541	$ 4,869
At Fair value	135,163	123,888
Total	**$ 140,704**	**$ 128,757**

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET

continued

UNREALIZED (LOSSES) GAINS. ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive loss account.

The FV hierarchy of ADB's outstanding borrowings as of 30 September 2021 and 31 December 2020 are as follows:

($ million)

	30 September 2021	31 December 2020
At Amortized cost		
Level 1	$ –	$ –
Level 2	5,870	5,349
Level 3	139	77
Sub-total	6,009	5,426
At Fair value		
Level 1	–	–
Level 2	127,494	118,115
Level 3	7,669	5,773
Sub-total	135,163	123,888
Total borrowings at fair value	$ **141,172**	$ **129,314**

For Level 3 borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 30 September 2021 and 31 December 2020 are presented below:

		Range (Weighted Average)[a]	
Valuation Technique	**Unobservable Inputs**	**30 September 2021**	**31 December 2020**
Discounted cash flows	Derived credit spreads	-1.08% to 1.65% (0.18%)	-0.88% to 1.48% (0.12%)

[a] Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

continued

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings reported at FV for the nine months ended 30 September 2021 and the year ended 31 December 2020:

($ million)

	30 September 2021	31 December 2020
Balance, beginning of the period	$ 5,773	$ 4,208
Total (gains) losses - (unrealized)		
Included in earnings[a]	(66)	79
Included in other comprehensive income[b]	(296)	33
Issuances	3,448	2,519
Maturities/Redemptions	(1,190)	(1,066)
Balance, end of the period	$ 7,669	$ 5,773
The amount of total (gains) losses for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$ (83)	$ 49
The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$ (24)	$ (27)

[a] Included in net unrealized (losses) gains (OCR-2).
[b] Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note M).
[c] Included in unrealized holding gains from borrowings (Note M).

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB totaling 10,639,083 shares, was fully subscribed by members. Of the subscribed shares, 10,105,947 are "callable" and 533,136 are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $81 million ($97 million – 31 December 2020).

As of 30 September 2021, the value of the SDR in terms of the US dollar was $1.413539 ($1.440270 – 31 December 2020) giving a value for each share of ADB's capital equivalent to $14,135.39 ($14,402.70 – 31 December 2020).

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Allocation of Net Income

In May 2021, the Board of Governors approved the following with respect to ADB's 2020 net income of $1,345 million, after the appropriation of guarantee fees of $27 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $213 million representing adjustments for the net unrealized gains for the year ended 31 December 2020, be added to the

continued

cumulative revaluation adjustments (CRA) account; (ii) $734 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; (iv) $90 million be allocated to the Technical Assistance Special Fund (TASF); and (v) $15 million to be allocated to the Asia Pacific Disaster Response Fund (APDRF).

In May 2020, the Board of Governors approved the following with respect to ADB's 2019 net income of $1,530 million, after the appropriation of guarantee fees of $24 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $461 million representing adjustments for the net unrealized gains for the year ended 31 December 2019, be added to the CRA account; (ii) $616 million be allocated to the Ordinary Reserve; (iii) $259 million be allocated to the ADF; (iv) $130 million be allocated to the TASF; (v) $30 million be allocated to the Regional Cooperation and Integration Fund; (vi) $24 million be allocated to the Climate Change Fund; and (vii) $10 million to be allocated to the APDRF.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and post-retirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB's own credit spread.

The changes in Accumulated Other Comprehensive Income (Loss) balances for the nine months ended 30 September 2021 and 2020 are as follows:

($ million)

| | Accumulated Translation Adjustments | Unrealized Holding Gains (Losses) | | | | Pension/ Postretirement Liability Adjustments | Accumulated Other Comprehensive Income (Loss) |
		Investments for liquidity purpose[a]	Equity investments — operations	Other debt securities — operations	Borrowings		
Balance, 1 January 2021	$ 598	$ 705	$ (5)	$ 7	$ (56)	$ (1,873)	$ (624)
Other comprehensive income (loss) before reclassifications	49	(378)	8	(2)	(307)	–	(630)
Amounts reclassified from accumulated other comprehensive (loss) income	–	(28)	–	–	–	104	76
Net current-period other comprehensive income (loss)	49	(406)	8	(2)	(307)	104	(554)
Balance, 30 September 2021	$ 647	$ 299	$ 3	$ 5	$ (363)	$ (1,769)	$ (1,178)
Balance, 1 January 2020	$ 388	$ 168	$ 1	$ 3	$ 185	$ (1,378)	$ (633)
Other comprehensive income (loss) before reclassifications	84	603	1	2	(18)	–	672
Amounts reclassified from accumulated other comprehensive income (loss)	–	4	–	–	–	62	66
Net current-period other comprehensive (loss) income	84	607	1	2	(18)	62	738
Balance, 30 September 2020	$ 472	$ 775	$ 2	$ 5	$ 167	$ (1,316)	$ 105

[a] Includes securities transferred under repurchase agreements.

continued

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the nine months ended 30 September 2021 and 2020 are presented below:

($ million)

Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a]		Affected Line Item in the Condensed Statement of Income and Expenses
	2021	2020	
Unrealized Holding Gains (Losses) Investments for liquidity purpose	$ 28	$ (4)	NET REALIZED GAINS Investments for liquidity purpose
Pension/Postretirement Liability Adjustments Actuarial Losses	(104)	(62)	Administrative expenses
Total reclassifications for the period	$ (76)	$ (66)	

[a] Amounts in parentheses indicate debits to net income.

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the nine months ended 30 September 2021 was $1,179 million ($1,827 million – 2020). This comprises interest income totaling $1,155 million ($1,795 million – 2020), and commitment charges and other income[1] totaling $24 million ($32 million – 2020). The average return on the loan portfolio for the nine months ended 30 September 2021 was 1.33% (2.42% – 2020).

REVENUE from investments for liquidity purpose for the nine months ended 30 September 2021 was $411 million ($532 million – 2020). This comprises interest income including interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements. The annualized rate of return on the average investments held during the nine months ended 30 September 2021, excluding unrealized gains and losses on investments, was 1.42% (1.69% – 2020).

REVENUE from equity investment operations for the nine months ended 30 September 2021 amounted to $120 million ($15 million – 2020). This comprises share of gains on equity method investments totaling $118 million ($10 million – 2020) and $4 million dividends ($5 million – 2020), and $2 million equity investment related expenses.

REVENUE from other debt securities for the nine months ended 30 September 2021 was $28 million ($38 million – 2020) consisting mostly of interest income.

REVENUE from other sources for the nine months ended 30 September 2021 was $42 million ($30 million – 2020). This included income received as administration fees for projects and/or programs totaling $18 million ($17 million – 2020), transaction advisory service fee of $5 million ($0.1 million – 2020) and other miscellaneous income of $19 million ($13 million – 2020).

Borrowings and related expenses for the nine months ended 30 September 2021 amounted to $355 million ($1,198 million – 2020). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 1.02% (1.50% – 2020).

Administrative expenses for the nine months ended 30 September 2021 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2021 of $699 million ($592 million – 2020), $71 million ($75 million – 2020)

---

[1] Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

continued

was accordingly charged to the ADF. The balance of the administrative expense allocated to OCR was reduced by the deferral of direct loan origination costs of $25 million ($37 million – 2020) related to new loans made effective for the nine months ended 30 September 2021.

For the nine months ended 30 September 2021, the net release of provision for credit losses amounted to $48 million ($247 million provision for credit losses – 2020).

NET REALIZED GAINS for the nine months ended 30 September 2021 was $161 million ($222 million – 2020). This included gains on sale of equity investments of $127 million ($186 million – 2020), gains on sale of other debt securities of $18 million (nil – 2020), gains on sale of investments for liquidity purpose totaling $17 million ($17 million – 2020), and other than temporary impairment losses of equity investments amounting $1 million ($19 million reversal of impairment on debt securities due to early redemption – 2020).

The following table provides information on the net unrealized gains or losses included in income for the nine months ended 30 September 2021 and 2020:

($ million)

	2021	2020
Fair value changes from:		
Borrowings and related swaps	$ (902)	$ (54)
Investments related swaps and forwards	106	(21)
Loans related swaps	302	470
Equity investments	(0)	(138)
Reclassification of unrealized gains on divested equity investment	(111)	(190)
Translation adjustments in non-functional currencies	1	(2)
Total	$ **(604)**	$ **65**

0 = less than $0.5 million.

continued

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB's financial instruments as of 30 September 2021 and 31 December 2020 are summarized below:

($ million)

	30 September 2021		31 December 2020	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 7,582	$ 7,582	$ 5,524	$ 5,524
Investments for liquidity purpose (Note C)	48,363	48,363	41,963	41,963
Securities transferred under repurchase agreements (Note C)	2,877	2,877	1,089	1,089
Securities purchased under resale arrangements (Note C)	149	149	246	246
Loans outstanding (Note E)	134,196	134,258	129,788	130,170
Equity investments — operations carried at fair value (Note G)	341	341	514	514
Other debt securities — operations (Note H)	862	917	977	1,057
Derivative assets - borrowings (Note I)	50,758	50,758	45,149	45,149
Derivative assets - investments for liquidity purpose (Note I)	35,137	35,137	24,390	24,390
Derivative assets - loans — operations (Note I)	18,592	18,592	18,239	18,239
Swap related collateral (Note I)	1,124	1,124	2,002	2,002
Future guarantee receivable (Note F)	97	97	99	99
LIABILITIES:				
Borrowings (Note L)	140,704	141,172	128,757	129,314
Derivative liabilities - borrowings (Note I)	49,989	49,989	39,902	39,902
Derivative liabilities - investments for liquidity purpose (Note I)	34,615	34,615	25,529	25,529
Derivative liabilities - loans — operations (Note I)	17,957	17,957	19,086	19,086
Payable under securities repurchase agreements (Note D)	2,923	2,923	1,096	1,096
Swap related collateral (Note I)	1,124	1,124	2,002	2,002
Guarantee liability (Note F)	97	97	99	99
Off-balance sheet financial instruments:[a]				
ASSETS:				
Future guarantee receivable	n/a	1	n/a	1
LIABILITIES:				
Guarantee Liability	n/a	1	n/a	1

n/a = not applicable.
[a] Guarantees issued or modified prior to 1 January 2003.

As of 30 September 2021 and 31 December 2020, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

continued

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $4,439 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
30 September 2021 and 31 December 2020
Expressed in Millions of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS	$	2	$	15
INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)				
Government or government-related obligations	$ 3,712		$ 3,655	
Time deposits	718		170	
Corporate obligations	290	4,720	273	4,098
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		17		24
ACCRUED REVENUE		18		20
OTHER ASSETS (Note E)		209		176
TOTAL	**$**	**4,966**	**$**	**4,333**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	$	10	$	–
Payable to related funds (Note D)		39		30
Advance payments on contributions (Note E)		142		100
Undisbursed grants (Note H)		3,257		3,031
Total Liabilities		3,448		3,161
FUND BALANCES (ADF-4)				
Contributions received				
Contributed resources (Note E)	$ 35,582		$ 35,147	
Unamortized discount	(51)	35,531	(16)	35,131
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		3,033		2,740
		38,564		37,871
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(919)		(1,140)
Accumulated deficit				
From assets transfer to OCR	(31,029)		(31,029)	
From others	(3,686)	(34,715)	(3,200)	(34,229)
Accumulated other comprehensive loss (Note F)		(1,412)		(1,330)
Total Fund Balance		1,518		1,172
TOTAL	**$**	**4,966**	**$**	**4,333**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021	**2020**
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ 53	$ 60
EXPENSES		
Grants (Note H)	(464)	(778)
Administrative expenses (Notes D and G)	(69)	(75)
Amortization of discounts on contributions	(5)	(4)
Other expenses	(0)	0
TOTAL EXPENSES	(538)	(857)
NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and F)	–	0
NET UNREALIZED (LOSSES) GAINS	(1)	1
NET LOSS	**$ (486)**	**$ (796)**

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021	2020
NET LOSS (ADF-2)	$ (486)	$ (796)
Other comprehensive (loss) income (Note F)		
Unrealized investment holding (losses) gains		
on investments for liquidity purpose	(82)	135
COMPREHENSIVE LOSS	**$ (568)**	**$ (661)**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021	2020
Balance, 1 January	$ 1,172	$ 1,336
Comprehensive loss (ADF-3, Note F)	(568)	(661)
Contributions made available for operational commitment	435	589
Net amortization of discount on donor's contribution	(35)	3
Demand obligations received	(366)	(446)
Encashment of demand obligations	588	377
Transfers from ordinary capital resources	292	259
Balance, 30 September	**$ 1,518**	**$ 1,457**

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Millions of US Dollars

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received from investments for liquidity purpose	$ 58	$ 65
Administrative expenses paid	(75)	(66)
Grants disbursed	(238)	(415)
Others—net	0	(2)
Net Cash Used in Operating Activities	(255)	(418)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments for liquidity purpose	–	10
Maturities of investments for liquidity purpose	21,405	17,550
Purchases of investments for liquidity purpose	(22,102)	(17,925)
Receipts from securities purchased under resale arrangements	3,087	7,830
Payments for securities purchased under resale arrangements	(3,080)	(7,818)
Net Cash Used in Investing Activities	(690)	(353)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	642	511
Cash received from ordinary capital resources	292	259
Cash Provided by Financing Activities	934	770
Effect of Exchange Rate Changes on Due from Banks	(2)	1
Net (Decrease) Increase in Due from Banks	(13)	0
Due from Banks at Beginning of Period	15	15
Due from Banks at End of Period	$ 2	$ 15

Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund (ADF 13) and the seventh regularized replenishment of Technical Assistance Special Fund (TASF).[1] The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. As of 30 September 2021, ADB received instruments of contributions from 28 donors totaling $2,166 million, which represent 92% of the total ADF and TASF donor contribution commitment amounting to $2,357 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.[2]

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statement requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

---

[1] ADB. 2020. *Board of Governors' Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund*. Manila.
[2] US dollar equivalent based on exchange rates in Board of Governor's Resolution No. 408.

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security's fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Transferred under Resale Arrangements, no expected loss is determined based on the credit quality.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-related obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. As of 30 September 2021, there were no government or government-related obligations transferred under securities lending arrangements (nil – 31 December 2020).

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

The FV and amortized cost of investments for liquidity purpose as of 30 September 2021 and 31 December 2020 are as follows:

($ million)

| | 30 September 2021 | | 31 December 2020 | |
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$ 1,413	$ 1,407	$ 818	$ 811
Due after one year through five years	2,389	2,319	2,259	2,160
Due after five years through ten years	918	907	1,021	957
Total	**$ 4,720**	**$ 4,633**	**$ 4,098**	**$ 3,928**

Additional information relating to investments in government or government-related obligations and other securities classified as available for sale are as follows:

($ million)

	30 September 2021	31 December 2020
As of		
Amortized cost	$ 3,915	$ 3,758
Fair value	4,002	3,928
Gross unrealized gains	100	170
Gross unrealized losses	(13)	(0)

For the nine months ended 30 September	**2021**	**2020**
Change in net unrealized (losses) gains from prior year	(82)	135
Proceeds from sales	–	10
Gross gain on sales	–	0

0 = less than $0.5 million.

continued

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2021, including securities purchased under resale arrangements, was 1.62% (1.88% – 2020) excluding unrealized gains and losses on investment securities, and -0.25% (5.05% – 2020) including unrealized gains and losses on investments.

The table below provides a listing of investments that sustained unrealized losses as of 30 September 2021 and 31 December 2020. There were three government or government-related obligations (nil – 31 December 2020) and no corporate obligation (nil – 31 December 2020) that have been in continuous losses for over one year.

($ million)

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 30 September 2021						
Government or government-related obligations	$ 932	$ 12	$ 87	$ 1	$ 1,019	$ 13
Corporate Obligations	48	0	–	–	48	0
Total	$ 980	$ 12	$ 87	$ 1	$ 1,067	$ 13
As of 31 December 2020						
Government or government-related obligations	$ 186	$ 0	$ –	$ –	$ 186	$ 0
Total	$ 186	$ 0	$ –	$ –	$ 186	$ 0

0 = less than $0.5 million.

As of 30 September 2021, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2021 and 31 December 2020 are as follows:

($ million)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2021				
Investments for liquidity purpose				
Government or government-related obligations	$ 3,712	$ 3,574	$ 138	$ –
Time deposits	718	–	718	–
Corporate obligations	290	290	–	–
Securities purchased under resale arrangements	17	–	17	–
Total at fair value	$ 4,737	$ 3,864	$ 873	$ –

continued

($ million)

	Total		Fair Value Measurements					
			Level 1		Level 2		Level 3	
31 December 2020								
Investments for liquidity purpose								
Government or government-related obligations	$	3,655	$	3,465	$	190	$	–
Time deposits		170		–		170		–
Corporate obligations		273		273		–		–
Securities purchased under resale arrangements		24		–		24		–
Total at fair value	$	4,122	$	3,738	$	384	$	–

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

Included in Payable to related funds is the net amount of $23 million ($29 million – 31 December 2020) payable to ordinary capital resources (OCR), and $16 million ($1 million – 31 December 2020) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note G) while the payable to the TASF represents a specific portion of installment payments received from donors for ADF 13 that were allocated to the TASF.

NOTE E—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2021, the ADF received $292 million following the Board of Governor's approval of the transfer of OCR's 2020 net income allocation ($259 million – 2020).

As of 30 September 2021, a total of $1,752 million was committed and acknowledged for ADF 13, of which $427 million was made available for operational commitment, and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 30 September 2021 totaled $142 million ($100 million – 31 December 2020) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $59 million ($37 million – 31 December 2020) were received in cash, while the remaining $83 million ($63 million – 31 December 2020) were received in demand obligations and reported under OTHER ASSETS.

NOTE F—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive (loss) income (ADF-3). Other comprehensive (loss) income includes unrealized gains and losses on Available for Sale securities.

continued

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2021 and 2020:

($ million)

	Accumulated Other Comprehensive Loss	
	2021	2020
Balance, 1 January	$ (1,330)	$ (1,445)
Unrealized Holding Gains (Losses) on Investments for Liquidiy Purpose		
Other comprehensive (loss) income before reclassification	(82)	135
Amounts reclassified from accumulated other comprehensive loss	–	0
Net current-period other comprehensive income	(82)	135
Balance, 30 September	**$ (1,412)**	**$ (1,310)**

0 = less than $0.5 million.

The reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the nine months ended 30 September 2021 and 2020 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Statement of Income and Expenses
	2021	2020	
Unrealized Holding Losses on Investments for Liquidity Purpose	–	(0)	NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE

0 = less than $0.5 million.

NOTE G—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE H—GRANTS AND UNDISBURSED GRANTS

During the period, there were 29 grants totaling $464 million (28 grants totaling $778 million – 2020) that became effective and undisbursed amounts of $47 million ($72 million – 2020) were written back as a reduction in the effective grant. Of the total amount effective, $129 million relates to ADB's COVID-19 response.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF's condensed financial statements as of 30 September 2021.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2021 and 31 December 2020
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December (Audited)	
ASSETS				
DUE FROM BANKS (Note H)		$ 4,566		$ 9,333
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)				
Government or government-related obligations	$ 284,878		$ 156,460	
Time deposits	397,304		451,465	
Corporate obligations	15,957	698,139	–	607,925
ACCRUED REVENUE		762		145
DUE FROM CONTRIBUTORS (Note F)		411,930		46,469
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)		18,901		3,466
TOTAL		**$1,134,298**		**$ 667,338**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Notes D and E)		$ 2,421		$ 1,216
UNDISBURSED TECHNICAL ASSISTANCE (Note E)		550,629		578,973
TOTAL LIABILITIES		553,050		580,189
UNCOMMITTED BALANCES (TASF-2), represented by:				
Net assets without donor restrictions		581,248		87,149
TOTAL		**$1,134,298**		**$ 667,338**

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 560,773	$ 130,000
REVENUE		
From investments for liquidity purpose—net (Note C)	(1,757)	2,089
From other sources (Notes D and E)	5,162	6,431
Total	564,178	138,520
EXPENSES		
Technical assistance— net (Notes E and G)	(70,255)	(129,324)
Administrative expenses (Note D)	(4,930)	(6,235)
Financial expenses	(33)	(33)
Total	(75,218)	(135,592)
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	488,960	2,928
EXCHANGE GAINS—net	5,139	6,313
INCREASE IN NET ASSETS	494,099	9,241
NET ASSETS AT BEGINNING OF PERIOD	87,149	195,586
NET ASSETS AT END OF PERIOD	$ 581,248	$ 204,827

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 186,395	$ 208,855
Interest received on investments for liquidity purpose	1,391	2,161
Net cash received from other activities	232	197
Technical assistance disbursed	(98,771)	(122,906)
Financial expenses paid	(33)	(33)
Net Cash Provided by Operating Activities	89,214	88,274
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	3,612,285	6,925,316
Purchases of investments for liquidity purpose	(3,706,265)	(7,014,953)
Net Cash Used in Investing Activities	(93,980)	(89,637)
Effect of Exchange Rate Changes on Due from Banks	(1)	3,468
Net (Decrease) Increase in Due from Banks	(4,767)	2,105
Due from Banks at Beginning of Period	9,333	105,723
Due from Banks at End of Period	$ 4,566	$ 107,828

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution providing for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).[1] The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, *"Fair Value Measurement"* defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

---

[1] ADB. 2020. *Board of Governors' Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund.* Manila.

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at fair value (FV). Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During the nine months ended 30 September 2021, REVENUE From investments for liquidity purpose of -$1,757,000 ($2,089,000 – 2020) included income from securities, time deposits and corporate obligations of $1,791,000 ($2,002,000 – 2020), net of unrealized investment holding losses of $3,548,000 (gains of $87,000 – 2020).

The annualized rate of return on the average investments held during the nine months ended 30 September 2021, based on the portfolio held at the beginning and end of each month, was -0.19% (0.66% – 2020).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 30 September 2021 and 31 December 2020 are as follows:

($ thousand)

Investments for liquidity purpose	30 September 2021			31 December 2020		
	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$ 15,006	$ 269,872	$ 284,878	$ –	$ 156,460	$ 156,460
Time deposits	397,304	–	397,304	451,465	–	451,465
Corporate obligations	–	15,957	15,957	–	–	–
Total at fair value	$ 412,310	$ 285,829	$ 698,139	$ 451,465	$ 156,460	$ 607,925

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 30 September 2021 and 31 December 2020 are as follows:

($ thousand)

	Total			Fair Value Measurements					
			Level 1		Level 2		Level 3	
30 September 2021									
Investments for liquidity purpose									
Government or government-related obligations	$	284,878	$	211,954	$	72,924	$		–
Time deposits		397,304		–		397,304			–
Corporate obligations		15,957		15,957		-			–
Total at fair value	**$**	**698,139**	**$**	**227,911**	**$**	**470,228**	**$**		**–**
31 December 2020									
Investments for liquidity purpose									
Government or government-related obligations	$	156,460	$	96,688	$	59,772	$		–
Time deposits		451,465		–		451,465			–
Total at fair value	**$**	**607,925**	**$**	**96,688**	**$**	**511,237**	**$**		**–**

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB's other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering TA which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TAs to be 5% of amounts disbursed for TA projects. For the nine months ended 30 September 2021, the calculated service fee was $4,930,000 ($6,235,000 – 2020) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)

	30 September 2021		31 December 2020	
Receivable from:				
Asian Development Fund	$	15,892	$	1,102
Regional Cooperation and Integration Fund		155		66
Climate Change Fund		51		112
Financial Sector Development Partnership Special Fund		–		39
Trust Funds—net		322		690
Total	$	16,420	$	2,009
Payable to:				
Ordinary capital resources—net	$	410	$	32
Total	$	410	$	32

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical Assistance (TA) is recognized as expense in the financial statements when the project becomes effective. During the nine months ended 30 September 2021, there were 48 TA projects and 52 supplementary TAs totaling to $85,618,000, of which $17,450,000 relates to ADB's COVID-19 response, that became effective (70 TA projects and 47 supplementary TAs totaling to $149,953,000, of which $95,710,000 relates to ADB's COVID-19 response – 2020) and undisbursed amounts of $15,363,000 ($20,629,000 – 2020) were written back as reduction in effective TAs.

Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to the recovery of the full cost of the TA or provided on a reimbursable basis. As of 30 September 2021, reimbursable TA amounting to $1,707,000 was received in advance of the TA approval ($1,050,000 – 31 December 2020) which was included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE F—CONTRIBUTIONS

Total contributions of $560,773,000 for the nine months ended 30 September 2021 comprise $470,773,000 contribution commitments from 27 donors from the seventh regularized replenishment of the TASF (ADF 13) and $90,000,000 from OCR's 2020 allocable net income ($130,000,000 – 2020). During the period, TASF received cash and promissory notes from ADF replenishments, comprising of the following:

($ thousand)

	30 September 2021	30 September 2020
Regularized Replenishments		
ADF 13	$ 101,338	$ –
ADF 12	7,568	113,855
ADF XI	–	4,063
ADF IX	–	4
Total	$ 108,906	$ 117,922

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)

	30 September 2021	31 December 2020
Regularized Replenishments		
ADF 13	$ 373,271	$ –
ADF 12	14,679	22,247
ADF X	19,717	19,933
ADF IX	4,263	4,289
Total	$ 411,930	$ 46,469

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the nine months ended 30 September 2021 and 2020 are as follows:

($ thousand)

	2021	2020
Consultants	$ 70,564	$ 82,428
Trainings and seminars	5,129	10,258
Studies	2,082	1,905
Equipment	508	43,120
Other expenses-net [a]	(8,028)	(8,387)
Total	$ 70,255	$ 129,324

[a] Net of amounts written back as reduction in TA (See Note E).

continued

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2021, TASF has liquidity of $416,876,000 ($460,798,000 – 31 December 2020) consisting of DUE FROM BANKS of $4,566,000 ($9,333,000 – 31 December 2020), INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $397,304,000 ($451,465,000 – 31 December 2020), Government or government-related obligations of $15,006,000 (nil – 31 December 2020), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF's condensed financial statements as of 30 September 2021.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2021 and 31 December 2020
Expressed in Thousands of US Dollars

	30 September (Unaudited)			31 December (Audited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS (Note G)	$ 198	$ 1,724	$ 1,922	$ 198	$ 1,786	$ 1,984
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)						
Time deposits	39,243	71,094	110,337	39,211	71,034	110,245
ACCRUED REVENUE	0	1	1	2	5	7
TOTAL	$ 39,441	$ 72,819	$ 112,260	$ 39,411	$ 72,825	$ 112,236
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 5	$ 5	$ –	$ 22	$ 22
TOTAL LIABILITIES	–	5	5	–	22	22
NET ASSETS (JSF-2), represented by:						
Uncommitted balances						
Without donor restrictions	–	72,814	72,814	–	72,803	72,803
With donor restrictions (Note E)	28,199	–	28,199	28,199	–	28,199
	28,199	72,814	101,013	28,199	72,803	101,002
Net accumulated investment income						
With donor restrictions (Note E)	11,242	–	11,242	11,212	–	11,212
	39,441	72,814	112,255	39,411	72,803	112,214
TOTAL	$ 39,441	$ 72,819	$ 112,260	$ 39,411	$ 72,825	$ 112,236

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021			2020		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN NET ASSETS **WITHOUT DONOR RESTRICTIONS**						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$ –	$ 55	$ 55	$ –	$ 292	$ 292
REVENUE FROM OTHER SOURCES	–	–	–	–	5	5
NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS	0	–	0	–	–	–
Total	0	55	55	–	297	297
EXPENSES Administrative and financial expenses (Note F)	(0)	(44)	(44)	–	(41)	(41)
INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	–	11	11	–	256	256
CHANGES IN NET ASSETS **WITH DONOR RESTRICTIONS**						
REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE AND OTHER SOURCES (Note C)	30	–	30	165	–	165
NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS	(0)	–	(0)	–	–	–
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	30	–	30	165	–	165
INCREASE IN NET ASSETS	30	11	41	165	256	421
NET ASSETS AT BEGINNING OF PERIOD	39,411	72,803	112,214	39,234	72,564	111,798
NET ASSETS AT END OF PERIOD	$ 39,441	$ 72,814	$ 112,255	$ 39,399	$ 72,820	$ 112,219

0 = Less than $500.

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021			2020		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest received on investments for liquidity purpose	$ 32	$ 60	$ 92	$ 185	$ 330	$ 515
Net cash received from other sources	–	–	–	1	5	6
Administrative and financial expenses paid	(0)	(62)	(62)	–	(67)	(67)
Net Cash Provided by (Used in) Operating Activities	32	(2)	30	186	268	454
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments for liquidity purpose	1,490,672	2,700,531	4,191,203	1,488,220	2,696,277	4,184,497
Purchases of investments for liquidity purpose	(1,490,704)	(2,700,591)	(4,191,295)	(1,488,405)	(2,696,607)	(4,185,012)
Net Cash Used in Investing Activities	(32)	(60)	(92)	(185)	(330)	(515)
Net (Decrease) Increase in Due from Banks	(0)	(62)	(62)	1	(62)	(61)
Due from Banks at Beginning of Period	198	1,786	1,984	197	1,868	2,065
Due from Banks at End of Period	$ 198	$ 1,724	$ 1,922	$ 198	$ 1,806	$ 2,004

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Japan Special Fund (JSF) was established in March 1988 when the Government of Japan and Asian Development Bank (ADB) entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help developing member countries (DMCs) of ADB restructure their economies in the light of changing global environment and to broaden their investment opportunities. The last effective technical assistance (TA) was financially closed in May 2019.

In March 1999, funded by the Government of Japan, Asian Currency Crisis Support Facility (ACCSF) was established within JSF to assist in the economic recovery of crisis-affected member countries. With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF in March 2002 and all projects were financially completed in 2011.

In September 2021, the Government of Japan decided to use JSF's unutilized balance starting January 2022 to maximize its benefits in supporting the needs of ADB's DMCs through TA. In addition, the Government decided to transfer the residual funds of ACCSF to JSF's account and close the ACCSF's account.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. ACCSF funds are separately reported in the financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

The JSF reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

The JSF reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

continued

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2021 and 31 December 2020 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held under JSF and ACCSF during the nine months ended 30 September 2021, based on the portfolio held at the beginning and end of each month, were 0.10% and 0.10%, respectively (0.55% and 0.56%, respectively – 2020).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2021 and 31 December 2020 is as follows:

($ thousand)

| | Total | | Fair Value Measurements | | | |
		Level 1		Level 2		Level 3
30 September 2021						
Investments for liquidity purpose						
Time deposits	$ 110,337	$	–	$ 110,337	$	–
31 December 2020						
Investments for liquidity purpose						
Time deposits	$ 110,245	$	–	$ 110,245	$	–

continued

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

As of 30 September 2021, $5,000 ($13,000 – 31 December 2020) was payable by JSF to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—CONTRIBUTIONS AND NET ASSETS WITH DONOR RESTRICTIONS

Contributions received for specific TA projects/programs are classified as support with donor restrictions. As of 30 September 2021, the remaining uncommitted balance with donor restrictions pertains to the ACCSF which amounted to $28,199,000 ($28,199,000 – 31 December 2020) and net accumulated income from investments for liquidity purpose for settlement of all administrative expenses amounted to $11,242,000 ($11,212,000 – 31 December 2020).

NOTE F—ADMINISTRATIVE AND FINANCIAL EXPENSES

Administrative and financial expenses include salaries and benefits, contractual services and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2021 and 2020:

($ thousand)

	2021	2020
Salaries and benefits	$ 44	$ 41
Financial expenses	0	–
Total	$ 44	$ 41

0 = Less than $500.

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2021, the JSF has liquidity of $72,818,000 ($72,820,000 – 31 December 2020) consisting of DUE FROM BANKS of $1,724,000 ($1,786,000 – 31 December 2020) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $71,094,000 ($71,034,000 – 31 December 2020), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note E for discussions relating to donor restrictions on ACCSF's uncommitted balance.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF's condensed financial statements as of 30 September 2021.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2021 and 31 December 2020
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note I)	$ 19,771	$ 22,228
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)		
Time deposits	10,925	3,918
PROPERTY, FURNITURE, AND EQUIPMENT (Note D)	3,949	6,431
DUE FROM CONTRIBUTORS (Note F)	–	7,013
LONG-TERM GUARANTEE DEPOSITS (Note E)	1,272	1,380
OTHER ASSETS	243	614
TOTAL	**$ 36,160**	**$ 41,584**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES		
Accrued pension and postretirement medical benefit costs	$ 9,886	$ 9,589
Asset reinstatement obligations (Note E)	966	1,048
Lease liability (Note E)	3,725	6,180
Others	1,041 $ 15,618	980 $ 17,797
UNCOMMITTED BALANCES (ADBI-2), represented by:		
Net assets without donor restrictions	19,691	22,893
Net assets with donor restrictions (Note G)	851 20,542	894 23,787
TOTAL	**$ 36,160**	**$ 41,584**

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

88

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 6,775	$ 8,018
REVENUE		
From rental (Note G)	242	242
From investments for liquidity purpose (Note C)	7	16
From other sources—net (Notes G and H)	617	337
NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS	151	4
Total	7,792	8,617
EXPENSES		
Administrative expenses (Notes G and H)	(6,670)	(5,911)
Program expenses (Note G)	(2,873)	(2,198)
Total	(9,543)	(8,109)
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(1,751)	508
EXCHANGE (LOSSES) GAINS—net	(680)	254
TRANSLATION ADJUSTMENTS	(771)	254
INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	(3,202)	1,016
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
REVENUE FROM OTHER SOURCES (Note G)	108	968
NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS	(151)	(4)
INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(43)	964
INCREASE IN NET ASSETS	(3,245)	1,980
NET ASSETS AT BEGINNING OF PERIOD	23,787	18,754
NET ASSETS AT END OF PERIOD	$ 20,542	$ 20,734

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,769	$ 13,260
Interest received on investments for liquidity purpose	6	18
Expenses paid	(8,780)	(8,705)
Others—net	287	1,801
Net Cash Provided by Operating Activities	5,282	6,374
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	331,016	148,732
Purchases of investments for liquidity purpose	(338,023)	(148,750)
Net Cash Used in Investing Activities	(7,007)	(18)
Effect of Exchange Rate Changes on Due from Banks	(732)	302
Net (Decrease) Increase in Due From Banks	(2,457)	6,658
Due From Banks at Beginning of Period	22,228	17,053
Due From Banks at End of Period	$ 19,771	$ 23,711

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute. To date, contributions from Japan, Republic of Korea, Australia, Indonesia and People's Republic of China have been received.

The Institute reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In August 2018, the Financial Accounting Standards Board issued Accounting Standard Update 2018-15, "*Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*" which align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This amendment took effect on 1 January 2021 but did not have an impact on the Institute's financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2021 and 31 December 2020 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the nine months ended 30 September 2021, based on the portfolio held at the beginning and end of each month, was 0.10% (0.55% – 2020).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2021 and 31 December 2020 is as follows:

($ thousand)

	Total	Fair Value Measurements		
		Level 1	Level 2	Level 3
30 September 2021				
Investments for liquidity purpose				
Time deposits	$ 10,925	$ –	$ 10,925	$ –
31 December 2020				
Investments for liquidity purpose				
Time deposits	$ 3,918	$ –	$ 3,918	$ –

Time deposits are reported at cost, which approximates FV.

continued

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 30 September 2021, property, furniture and equipment was $3,949,000 ($6,431,000 – 31 December 2020), which consists of $5,000 for office furniture, fixtures, and equipment ($13,000 – 31 December 2020), and $3,944,000 for right-of use asset relating to the Institute's office lease ($6,418,000 – 31 December 2020). Additional information on right-of-use asset is provided in Note E.

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute's right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating leases for the nine months ended 30 September 2021 and 2020 were $2,048,000 and $2,042,000, respectively. As of 30 September 2021, the right-of-use asset of $3,944,000 ($6,418,000 – 31 December 2020), which included prepaid rent of $219,000 ($238,000 – 31 December 2020), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $3,725,000 as of 30 September 2021 ($6,180,000 – 31 December 2020) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's Statement of Financial Position.

The Institute's lease agreement for its office space was renewed until 31 March 2023. The sublease has been classified as an operating lease. The Institute's sublease agreement for a part of its office space was also renewed accordingly. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of nine months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2020. As of 30 September 2021, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute's Statement of Financial Position amounted to $1,272,000 ($1,380,000 – 31 December 2020).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 30 September 2021, asset reinstatement obligations amounted to $966,000 ($1,048,000 – 31 December 2020) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute's Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB's member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets when unconditional commitments are received from the donors.

continued

Contributions committed and received during the nine months ended 30 September 2021 and 2020 are as follows:

(in thousands)

Donor	Amount of commitment		Commitment date	Receipt date
	LC	USD		
Government of Japan				
38th contribution	¥ 652,743	$ 5,900	June 2021	June 2021
37th contribution	¥ 672,069	$ 6,513	December 2020	January 2021
36th contribution	¥ 672,070	$ 6,268	June 2020	June 2020
35th contribution	¥ 672,068	$ 6,172	December 2019	January 2020
Government of Republic of Korea				
3rd installment of the 4th contribution		$ 875	April 2021	May 2021
2nd installment of the 4th contribution		$ 875	September 2020	October 2020
1st installment of the 4th contribution		$ 875	May 2020	May 2020
Government of People's Republic of China				
2nd installment of 2nd contribution		$ 500	December 2020	January 2021

LC = local currency, USD = US dollar.

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $242,000 for the nine months ended 30 September 2021 ($242,000 – 2020) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm's length.

Revenue from other sources

Revenue from other sources include service fees to OCR, fees from honorariums, publication royalties, and grants from private donors.

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions. The net assets with donor restrictions including net accumulated interest income as of 30 September 2021 of $851,000 ($894,000 – 31 December 2020) are restricted for non-sewered sanitation program expenses.

Net assets released to assets without donor restrictions relate to non-sewered sanitation program expenses of $151,000 during the nine months 30 September 2021 ($4 million – 2020) which have satisfied the conditions specified by the donor.

continued

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2021 and 2020:

($ thousand)

	2021	2020
Salaries and benefits	$ 3,873	$ 3,071
Office and occupancy[a]	2,415	2,401
External services	352	339
Travel	7	70
Other expenses	23	30
Total Administrative Expenses	**$ 6,670**	**$ 5,911**

[a] Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the nine months ended 30 September 2021 and 2020:

($ thousand)

	2021	2020
Trainings and seminars	$ 2,376	$ 1,747
Consultants	497	451
Total Program Expenses	**$ 2,873**	**$ 2,198**

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute's liquid assets. For the nine months ended 30 September 2021, the calculated service fee was $23,000 ($19,000 – 2020) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $68,000 at 30 September 2021 ($68,000 – 31 December 2020). The payable resulted from transactions in the normal course of business.

continued

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 30 September 2021, the Institute has liquidity of $30,696,000 ($26,146,000 – 31 December 2020) consisting of DUE FROM BANKS of $19,771,000 ($22,228,000 – 31 December 2020) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $10,925,000 ($3,918,000 – 31 December 2020), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute's uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. In October 2021, the Government of Republic of Korea contributed $875,000 to the Institute.

96

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2021 and 31 December 2020
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note G)	$ 2,930	$ 4,566
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)		
Time deposits	36,402	36,372
ACCRUED REVENUE	1	3
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS	21	39
TOTAL	**$ 39,354**	**$ 40,980**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 180	$ 103
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	20,483	15,651
TOTAL LIABILITIES	20,663	15,754
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Net assets without donor restrictions	18,691	25,226
TOTAL	**$ 39,354**	**$ 40,980**

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	**2020**
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS	$ –	$ 30,000
REVENUE		
From investments for liquidity purpose (Note C)	28	49
From other sources	(3)	7
Total	25	30,056
EXPENSES		
Technical assistance—net (Notes E and F)	(6,478)	(2,796)
Administrative and financial expenses (Notes D and F)	(83)	(88)
Total	(6,561)	(2,884)
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(6,536)	27,172
EXCHANGE GAINS (LOSSES)—net	1	(0)
(DECREASE) INCREASE IN NET ASSETS	(6,535)	27,172
NET ASSETS AT BEGINNING OF PERIOD	25,226	4,915
NET ASSETS AT END OF PERIOD	$ **18,691**	$ **32,087**

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 30,000
Interest received on investments for liquidity purpose	30	54
Cash (paid to) received from other sources	(3)	7
Technical assistance disbursed	(1,532)	(1,707)
Administrative and financial expenses paid	(100)	(141)
Net Cash (Used in) Provided by Operating Activities	(1,605)	28,213
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	1,382,777	757,291
Purchases of investments for liquidity purpose	(1,382,808)	(783,346)
Net Cash Used in Investing Activities	(31)	(26,055)
Net (Decrease) Increase in Due From Banks	(1,636)	2,158
Due from Banks at Beginning of Period	4,566	3,490
Due from Banks at End of Period	$ 2,930	$ 5,648

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2021 and 31 December 2020 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2021, based on the portfolio held at the beginning and end of each month, was 0.10% (0.32% – 2020).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2021 and 31 December 2020 is as follows:

($ thousand)

		Fair Value Measurements		
	Total	Level 1	Level 2	Level 3
30 September 2021				
Investments for liquidity purpose				
Time deposits	$ 36,402	$ –	$ 36,402	$ –
31 December 2020				
Investments for liquidity purpose				
Time deposits	$ 36,372	$ –	$ 36,372	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the nine months ended 30 September 2021 and 2020.

continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2021 and 31 December 2020 are as follows:

($ thousand)

	30 September 2021	31 December 2020
Payable to:		
Ordinary capital resources	$ 25	$ 28
Technical Assistance Special Fund	155	66
Total	$ 180	$ 94

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. During the nine months ended 30 September 2021, there were five TA projects and five supplementary TAs totaling to $6,500,000 that became effective, of which $1,730,000 relates to ADB's COVID-19 response (four TA projects and one supplementary TA totaling to $3,000,000, of which $750,000 relates to ADB's COVID-19 response – 2020), and undisbursed amounts of $22,000 ($204,000 – 2020) were written back as reduction in the effective TA.

Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the nine months ended 30 September 2021 and 2020 are as follows:

($ thousand)

	2021	2020
Consultants	$ 5,343	$ 2,146
Trainings and seminars	381	617
Equipment	106	10
Other Expenses—net[a]	648	23
Total	$ 6,478	$ 2,796

[a] Net of amounts written back as reduction in TA (See Note E).

continued

Administrative and financial expenses

Administrative and financial expenses include service fees to OCR and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2021 and 2020:

($ thousand)

	2021	2020
Service fees to OCR (Note D)	$ 82	$ 87
Financial expenses	1	1
Total	$ 83	$ 88

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2021, the RCIF has liquidity of $39,332,000 ($40,938,000 – 31 December 2020) consisting of DUE FROM BANKS of $2,930,000 ($4,566,000 – 31 December 2020) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $36,402,000 ($36,372,000 – 31 December 2020), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF's condensed financial statements as of 30 September 2021.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2021 and 31 December 2020
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note G)	$ 3,265	$ 5,373
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G) Time deposits	38,434	38,402
ACCRUED REVENUE	1	2
ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS (Note D)	39	29
TOTAL	**$ 41,739**	**$ 43,806**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 78	$ 173
UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Note E)	14,749	16,730
TOTAL LIABILITIES	14,827	16,903
UNCOMMITTED BALANCES (CCF-2), represented by: Net assets without donor restrictions	26,912	26,903
TOTAL	**$ 41,739**	**$ 43,806**

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ –	$ 24,000
REVENUE		
From investments for liquidity purpose (Note C)	31	92
From other sources	0	2
Total	31	24,094
EXPENSES		
Technical assistance (Notes E and F)	267	(1,100)
Administrative expenses (Notes D and F)	(289)	(657)
Total	(22)	(1,757)
INCREASE IN NET ASSETS	9	22,337
NET ASSETS AT BEGINNING OF PERIOD	26,903	9,888
NET ASSETS AT END OF PERIOD	**$ 26,912**	**$ 32,225**

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 24,000
Interest received on investments for liquidity purpose	32	104
Cash received from other activities	0	2
Technical assistance and grants disbursed	(1,801)	(1,894)
Administrative and financial expenses paid	(307)	(771)
Net Cash (Used in) Provided by Operating Activities	(2,076)	21,441
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	1,459,930	988,115
Purchases of investments for liquidity purpose	(1,459,962)	(1,004,718)
Net Cash Used in Investing Activities	(32)	(16,603)
Net (Decrease) Increase in Due From Banks	(2,108)	4,838
Due from Banks at Beginning of Period	5,373	1,265
Due from Banks at End of Period	$ 3,265	$ 6,103

0 = less than $500.

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2021 and 31 December 2020 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2021, based on the portfolio held at the beginning and end of each month, was 0.10% (0.46% – 2020).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2021 and 31 December 2020 is as follows:

($ thousand)

| | | Fair Value Measurements | | |
	Total	Level 1	Level 2	Level 3
30 September 2021				
Investments for liquidity purpose				
Time deposits	$ 38,434	$ –	$ 38,434	$ –
31 December 2020				
Investments for liquidity purpose				
Time deposits	$ 38,402	$ –	$ 38,402	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the nine months ended 30 September 2021 and 2020.

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2021 and 31 December 2020 are as follows:

($ thousand)

	30 September 2021	31 December 2020
Receivable from:		
Trust Funds	$ 4	$ 22
Payable to:		
Ordinary capital resources	$ 26	$ 52
Technical Assistance Special Fund	51	112
Total	$ 77	$ 164

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Technical assistance (TA) and grants are recognized as expenses in the financial statements when the project becomes effective. During the nine months ended 30 September 2021, there were no TAs that became effective (one TA project and one supplementary TA totaling $1,100,000 – 2020), and undisbursed amounts of $267,000 (nil – 2020) were written back as reduction in the effective TA and grant.

Undisbursed TAs and grants are denominated in US dollars and represent effective TAs and grants not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the nine months ended 30 September 2021 and 2020 is as follows:

($ thousand)

	2021[a]	2020
Consultants	$ –	$ 730
Trainings and seminars	–	225
Other expenses	(267)	145
Total	$ (267)	$ 1,100

[a] Represents amount written back as reduction in TA (See Note E).

continued

Administrative expenses

Administrative expenses include consultants and service fees to OCR, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the nine months ended 30 September 2021 and 2020:

(\$ thousand)

	2021	**2020**
Consultants	\$ 203	\$ 561
Service fees to OCR (Note D)	86	95
Financial expenses	0	1
Total	\$ 289	\$ 657

0 = Less than \$500.

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2021, the CCF has liquidity of \$41,699,000 (\$43,775,000 – 31 December 2020) consisting of DUE FROM BANKS of \$3,265,000 (\$5,373,000 – 31 December 2020) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of \$38,434,000 (\$38,402,000 – 31 December 2020), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF's condensed financial statements as of 30 September 2021.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2021 and 31 December 2020
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note H)	$ 14,468	$ 18,010
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)		
Time deposits	41,559	35,030
ACCRUED REVENUE	1	2
ADVANCES FOR GRANTS (Note E)	44,067	49,172
TOTAL	**$ 100,095**	**$ 102,214**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 50	$ 18
UNDISBURSED GRANTS (Note E)	44,082	55,570
TOTAL LIABILITIES	44,132	55,588
UNCOMMITTED BALANCES (APDRF-2 and Note F), represented by:		
Net assets without donor restrictions	27,933	15,596
Net assets with donor restrictions	28,030	31,030
TOTAL	**$ 100,095**	**$ 102,214**

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ 15,000	$ 10,000
REVENUE		
From investments for liquidity purpose (Note C)	27	70
From other sources	0	19
NET ASSETS RELEASED FROM ASSETS WITH DONOR RESTRICTIONS (Note F)	3,000	29,290
Total	18,027	39,379
EXPENSES		
Grants (Note E)	(4,902)	(40,390)
Administrative expenses (Notes D and G)	(673)	(120)
Total	(5,575)	(40,510)
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	12,452	(1,131)
EXCHANGE LOSSES—net	(115)	–
INCREASE (DECREASE) IN NET ASSETS WITHOUT DONOR RESTRICTIONS	12,337	(1,131)
CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	–	75,000
NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS (Note F)	(3,000)	(29,290)
(DECREASE) INCREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(3,000)	45,710
INCREASE IN NET ASSETS	9,337	44,579
NET ASSETS AT BEGINNING OF PERIOD	46,626	21,150
NET ASSETS AT END OF PERIOD	$ 55,963	$ 65,729

Note: 0 = less than $500.
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 15,000	$ 85,000
Interest received on investments for liquidity purpose	29	77
Cash received from other sources	0	19
Grants disbursed	(11,401)	(31,390)
Administrative expenses paid	(641)	(134)
Net Cash Provided by Operating Activities	2,987	53,572
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	1,331,238	1,062,585
Purchases of investments for liquidity purpose	(1,337,767)	(1,094,686)
Net Cash Used in Investing Activities	(6,529)	(32,101)
Net (Decrease) Increase in Due From Banks	(3,542)	21,471
Due from Banks at Beginning of Period	18,010	6,250
Due from Banks at End of Period	$ 14,468	$ 27,721

Note: 0 = less than $500.
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The APDRF reports donor's contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor's contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, *"Fair Value Measurement"* defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2021 and 31 December 2020 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2021, based on the portfolio held at the beginning and end of each month, was 0.11% (0.33% – 2020).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2021 and 31 December 2020 is as follows:

($ thousand)

| | Total | | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2021				
Investments for liquidity purpose				
Time deposits	$ 41,559	$ –	$ 41,559	$ –
31 December 2020				
Investments for liquidity purpose				
Time deposits	$ 35,030	$ –	$ 35,030	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is set at 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the nine months ended 30 September 2021 and 2020. As of 30 September 2021, $50,000 ($9,000 – 31 December 2020) was payable to OCR which is included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

continued

NOTE E—GRANTS AND RELATED UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2021, there were 3 grants totaling $5,000,000 (30 grants totaling $40,390,000 – 2020), of which $3,000,000 ($38,790,000 – 2020) relates to ADB's COVID-19 response, that became effective and $98,000 (nil – 2020) undisbursed amounts were written back as reduction in the effective grants.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $44,082,000 as of 30 September 2021 ($55,570,000 – 31 December 2020) includes $44,067,000 ($49,172,000 – 31 December 2020) advances for grants.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

In May 2021, the APDRF received $15,000,000 following the Board of Governors' approval of the transfer of OCR's 2020 net income allocation ($10,000,000 – 2020).

In May 2020, the APDRF received $75,000,000 from the Government of Japan which was earmarked for ADB's response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 30 September 2021 amounts to $28,030,000 ($31,030,000 – 31 December 2020).

Net assets released to assets without donor restrictions relate to grants for COVID-19 pandemic response which became effective after the receipt of contribution with donor restriction and have satisfied the conditions specified by the donor. During the nine months ended 30 September 2021, net assets released to assets without donor restrictions amounted to $3,000,000 ($29,290,000 – 2020).

Uncommitted balances comprise amounts which have not been committed by ADB as of 30 September 2021 and 31 December 2020.

NOTE G—ADMINISTRATIVE EXPENSES

The administrative expenses generally include service fees to OCR which are incurred for management and general supporting activities. For the nine months ended 30 September 2021, service fees to OCR (Note D) amounted to $673,000 ($120,000 – 2020).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

As of 30 September 2021, APDRF has liquidity of $56,027,000 ($53,040,000 – 31 December 2020) consisting of DUE FROM BANKS of $14,468,000 ($18,010,000 – 31 December 2020) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $41,559,000 ($35,030,000 – 31 December 2020), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF's uncommitted balance.

continued

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF's condensed financial statements as of 30 September 2021.

**ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION**
30 September 2021 and 31 December 2020
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December (Audited)
ASSETS		
DUE FROM BANKS (Note H)	$ 2,934	$ 4,447
INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)		
Time deposits	8,164	8,157
ACCRUED REVENUE	0	1
DUE FROM CONTRIBUTORS (Note F)	–	218
TOTAL	**$ 11,098**	**$ 12,823**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 17	$ 79
UNDISBURSED TECHNICAL ASSISTANCE (Note E)	8,551	9,525
TOTAL LIABILITIES	8,568	9,604
UNCOMMITTED BALANCES (FSDPSF-2), represented by:		
Net assets without donor restrictions	2,530	3,219
TOTAL	**$ 11,098**	**$ 12,823**

Note: 0 = less than $500.
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS		
CONTRIBUTIONS (Note F)	$ –	$ 1,778
REVENUE		
From investments for liquidity purpose (Note C)	6	34
From other sources	4	12
Total	10	1,824
EXPENSES		
Technical assistance—net (Notes E and G)	(612)	(1,414)
Administrative expenses (Notes D and G)	(80)	(89)
Total	(692)	(1,503)
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(682)	321
EXCHANGE LOSSES—net	(7)	(32)
(DECREASE) INCREASE IN NET ASSETS	(689)	289
NET ASSETS AT BEGINNING OF PERIOD	3,219	4,606
NET ASSETS AT END OF PERIOD	$ **2,530**	$ **4,895**

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Nine Months Ended 30 September 2021 and 2020
Expressed in Thousands of US Dollars

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 211	$ 3,427
Interest received on investments for liquidity purpose	7	38
Cash received from other sources	4	12
Technical assistance disbursed	(1,627)	(1,959)
Administrative expenses paid	(101)	(135)
Net Cash (Used in) Provided by Operating Activities	(1,506)	1,383
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments for liquidity purpose	310,112	309,627
Purchases of investments for liquidity purpose	(310,119)	(309,665)
Net Cash Used in Investing Activities	(7)	(38)
Net (Decrease) Increase in Due From Banks	(1,513)	1,345
Due from Banks at Beginning of Period	4,447	3,642
Due from Banks at End of Period	$ 2,934	$ 4,987

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2021 and 2020
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2020 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2021 and 2020 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, "*Fair Value Measurement*" defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB's financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 30 September 2021 and 31 December 2020 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the nine months ended 30 September 2021, based on the portfolio held at the beginning and end of each month, was 0.10% (0.55% – 2020).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 30 September 2021 and 31 December 2020 is as follows:

($ thousand)

| | Total | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
30 September 2021				
Investments for liquidity purpose				
Time deposits	$ 8,164	$ –	$ 8,164	$ –
31 December 2020				
Investments for liquidity purpose				
Time deposits	$ 8,157	$ –	$ 8,157	$ –

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the nine months ended 30 September 2021 and 2020.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 30 September 2021 and 31 December 2020 are as follows:

($ thousand)

	30 September 2021	31 December 2020
Payable to:		
Ordinary capital resources	$ 17	$ 30
Technical Assistance Special Fund	–	39
Total	$ 17	$ 69

continued

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical Assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of the TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed balance is eliminated accordingly. During the nine months ended 30 September 2021, there were 1 TA project and two supplementary TAs totaling $750,000 that became effective (two TA projects and two supplementary TAs totaling $1,425,000 – 2020) and $138,000 undisbursed amounts ($11,000 – 2020) were written back as reduction in the effective TA.

Undisbursed TAs are denominated in US dollars and represent effective TA not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

In December 2020, the Government of Luxembourg committed contribution equivalent to $215,000 which was transferred to the FSDPSF on 20 January 2021. The amount committed in 2020 was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2020.

NOTE G—EXPENSES

Technical assistance–net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the period. The details of TA expenses for the nine months ended 30 September 2021 and 2020 are as follows:

($ thousand)

	2021	2020
Consultants	$ 545	$ 1,273
Trainings and Seminars	130	44
Studies	–	49
Other expenses–net[a]	(63)	48
Total	$ 612	$ 1,414

[a] Net of amounts written back as reduction in TA (See Note E).

Administrative expenses

Administrative expenses include service fees to OCR which are incurred for management and general supporting activities. For the nine months ended 30 September 2021, service fees to OCR (Note D) amounted to $80,000 ($89,000 – 2020).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF's liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

continued

As of 30 September 2021, FSDPSF has liquidity of $11,098,000 ($12,604,000 – 31 December 2020) consisting of DUE FROM BANKS of $2,934,000 ($4,447,000 – 31 December 2020) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $8,164,000 ($8,157,000 – 31 December 2020), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2021 through 17 November 2021, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF's condensed financial statements as of 30 September 2021.